SHIN
CORPORATION

[redacted]

08005854

RECEIVED

2008 NOV 14 A 11:52

November 11, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 077/2008**

  Subject: Submission of reviewed financial statements for Quarter 3/2008

  Date: November 11, 2008

  Attachment: Submission of the Financial Statements for the third quarter of Year 2008 and Management's Discussion and Analysis for the third quarter of Year 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Panapichon

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

PROCESSED
NOV 19 2008
THOMSON REUTERS

11/17

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 11, 2008

SH 077/2008

November 11, 2008

Subject: Submission of reviewed financial statements for Quarter 3/2008

To: The President
The Stock Exchange of Thailand

We would like to inform you that the Board of Directors Meeting of Shin Corporation Plc (the "Company") No. 7/2008, held on November 11, 2008, approved the balance sheets, statements of income and cash flow statements for Quarter 3/2008, ended September 30, 2008. The Company would like to submit the copies of financial statements and clarify the operating results as follow.

The Company's operating results (Cost Method)

Baht million	Quarter 3/2008	Quarter 3/2007	% Change
Dividend	3,791.14	3,808.14	-0.45
Other income	15.10	12.87	17.33
Total revenue	3,806.24	3,821.01	-0.39
Less operating expenses (net)	79.29	57.60	37.66
Operating profit	3,726.95	3,763.41	-0.97
Less impairment loss on investment	-	2,010.00	n/a
Net profit	**3,726.95**	**1,753.41**	**112.55**

The Company had a net profit of 3,726.95 million baht under the cost method in Quarter 3/2008, an increase from the net profit of 1,753.41 million baht in Quarter 3/2007, which include an impairment loss in Capital OK Co., Ltd. (OK) of 2,010 million baht before the Company sold all investment in OK in Quarter 4/2007.

Consolidated operating results

The consolidated net profit attributable to the Company for Quarter 3/2008 was 1,503.76 million baht, improved by 99.51% from net profit of 753.71 million baht in the same period of last year.

(million baht)

Financial results by business segment	Quarter 3/2008	Quarter 3/2007	% increase (decrease)
Shin Corporation Plc. and others	(52.38)	(29.65)	-76.66
Local wireless telecommunications (ADVANC)	1,722.39	1,476.70	16.63
Satellite & International business (THCOM)			
• Operating loss	(5.09)	(92.47)	94.50
• Profit (loss) on foreign exchange	(42.21)	83.16	-150.76
• Gain on sale of investment in Shenington (net from tax and minority interest)	-	1,310.15	n/a
Total	(47.30)	1,300.84	-103.64
Media & Advertising business	(118.96)	(116.02)	-2.53
Consumer finance business	-	(1,878.16)	n/a
Net profit	**1,503.76**	**753.71**	**99.51**

1. The share of the net result from local wireless telecommunications operated by Advanced Info Service Plc. (ADVANC) increased by 16.63%. These were mainly due to an increase of revenue, a decrease of bad debt provision, and no amortization of goodwill.

2. In Quarter 3/2008, the Satellite & International business contributed net loss of 47.30 million baht while it contributed net profit of 1,300.84 million baht in quarter 3/2007. In Quarter 3/2007, the contribution included gain on foreign exchange of 83.16 million baht and gain on sale of investment in Shenington of 1,310.15 million baht (net from tax and minority interest). In quarter 3/2008, there was a loss on foreign exchange as a result of Baht depreciation. Without these extra items, the loss contribution decreased from 92.47 million baht in quarter 3/2007 to 5.09 million baht in this quarter.

3. The Media & Advertising business reported a loss of 118.96 million baht, mainly due to an accrued interest payable on unpaid concession of ITV Plc.

4. The Consumer Finance business, there was no loss contribution from OK in Quarter 3/2008 because this investment was divested in December 2007. In Quarter 3/2007, the Company recorded a loss from this business totaling 1,878.16 million baht.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS OF OPERATIONS

Overview

We are a holding company and conduct our business mainly in telecommunications and media and advertising businesses. Our discrete business segments are mainly local wireless telecommunication which manage through Advanced Info Service PLC "AIS"; satellite and international businesses which manage through Thaicom Public Company Limited "THCOM" (Formerly Shin Satellite Public Company Limited) and its joint venture who operates telecommunications in Cambodia and Laos; media and advertising businesses which manage through ITV Public Company Limited "ITV" and Matchbox Company Limited "Matchbox" and other which primarily through CS Loxinfo Public Company Limited "CSL"

Prior to March 7, 2007, our subsidiary ITV operated a free-to-air television broadcasting station in Thailand. On March 7, 2007, the Prime Minister's Office "PMO" revoked ITV's concession to operate and ITV ceased its television broadcasting operations. As a result from the revocation, the revenue of media and advertising businesses for the nine months period ended September 30, 2008 decreased when compared to the same periods last year. ITV is awaiting to hear the arbitral award ruling regarding this matter, which cannot be predicted. For the purposes of a discussion on our historical financial statements, we have included a discussion of ITV in the following discussion.

Prior to June 21, 2007, Asia Aviasion Co., Ltd. "AA" had a joint venture called Thai AirAsia which provided low-cost airline services from Bangkok to various domestic and international destinations. We sold our interests in AA on June 21, 2007. As a result, the revenue of low-cost airline for the nine months period ended September 30, 2008 decreased when compared to the same period last year. In addition, prior to December 7, 2007, our subsidiary Capital OK provided consumer credit services, including personal loans, credit cards and motorcycle hire-purchases. We sold our interests in Capital OK on December 7, 2007. Thus, consumer finance has been excluded from the consolidated financial statements for the three months and nine months ended September 30, 2008.

Our consolidated profit attributable to equity of the Company for the nine months ended September 30, 2008 was Baht 5,991.1 million based upon total consolidated revenue of Baht 13,414.5 million while the profit attributable to equity for the three months ended September 30, 2008 was Baht 1,503.7 million based upon total revenue of Baht 4,021.5 million. Our consolidated net profit depends primarily on the results of operations of AIS Group, our associated company and the primary focus of our wireless communications business. We account for AIS Group using the equity method. Our share of the net profits of AIS Group, for the three months ended September 30, 2008, was Baht 1,722.4 million, contributed 42.8% of our total consolidated revenue and contributed 114.5% of our consolidated net profit. For the nine months ended September 30, 2008, our share of the net profits of AIS Group was Baht 6,704.0 million, contributed 50.0% of our total consolidated revenue and contributed 111.9% of our consolidated net profit. For a discussion and analysis of the results of operations of AIS Group, see "MD&A of AIS" below.

Company Operations (Cost Method)

The following table provides the Company's statements of income for the period indicated. This table should be read together with the Company's financial statements.

	Three Months Ended						Nine Months Ended			
	September 30, 2008		June 30, 2008		September 30, 2007		September 30, 2008		September 30, 2007	
	(in millions of Baht)						(in millions of Baht)			
Dividends income	3,791.1	99.6%	4,212.3	99.7%	3,808.1	99.7%	8,003.4	99.4%	8,078.3	96.4%
Gain from sale investment	-	-	-	-	-	-	-	-	271.0	3.2%
Other income	15.1	0.4%	14.7	0.3%	12.9	0.3%	48.0	0.6%	28.5	0.3%
Total revenues	3,806.2	100.0%	4,227.0	100.0%	3,821.0	100.0%	8,051.4	100.0%	8,377.8	100.0%
Selling and administrative expenses	75.9	2.0%	61.2	1.4%	53.4	1.4%	186.8	2.3%	275.0	3.3%
Impairment loss on investments in a subsidiary and a joint venture	-	-	-	-	2,010.0	52.6%	86.9	1.1%	4,946.1	59.0%
Directors' remuneration	3.4	0.1%	3.4	0.1%	4.2	0.1%	11.2	0.1%	11.2	0.1%
Total expenses	79.3	2.1%	64.6	1.5%	2,067.6	54.1%	284.9	3.5%	5,232.3	62.5%
Profit (loss) before interest	3,726.9	97.9%	4,162.4	98.5%	1,753.4	45.9%	7,766.5	96.5%	3,145.5	37.5%
Interest expenses	-	-	-	-	-	-	-	-	(2.1)	0.0%
Net Profit for the period	3,726.9	97.9%	4,162.4	98.5%	1,753.4	45.9%	7,766.5	96.5%	3,143.4	37.5%

The Company's Net Result

Three months ended September 30, 2008 (3Q08) Compared to three months ended June 30, 2008 (2Q08) and September 30, 2007 (3Q07)

The Company's net profit decreased 10.5% from Baht 4,162.4 million in 2Q08 to Baht 3,726.9 million in 3Q08 as a result from dividend received, contributed from AIS. In 3Q08, dividend received from AIS was Baht 3 per share compared to Baht 3.3 per share in 2Q08. When compared to 3Q07, the net profit increased 112.6% from Baht 1,753.4 million. This was because of an impairment loss on Capital OK in the amount of Baht 2,010.0 million, in 3Q07.

Nine months ended September 30, 2008 (9M08) Compared to nine months ended September 30, 2007 (9M07)

The Company's net profit increased 147.1% from Baht 3,143.4 million in 9M07 to Baht 7,766.5 million in the same period this year. This was mainly due to the impairment loss on Capital OK of Baht 4,946.1 million in 9M07 but, in 9M08, it was only Baht 86.9 million on our investment in Payment Solution Co., Ltd., "PSC".

The following table provides the Company's balance sheets for the period indicated. This table should be read together with the Company's financial statements.

	As at			
	September 30, 2008 (In millions of Baht)		December 31, 2007 (In millions of Baht)	
Cash & cash equivalents	1,684.3	11.7%	2,575.3	16.9%
Other current assets	114.0	0.8%	45.2	0.3%
Investments in subsidiaries, associates and joint ventures	12,502.4	86.9%	12,514.4	82.3%
Other assets	86.1	0.6%	67.6	0.5%
Total assets	14,386.8	100.0%	15,202.5	100.0%
Total liabilities	67.9	0.5%	59.0	0.4%
Shareholders' equity				
Share capital	3,201.1	22.3%	3,196.8	21.0%
Premium on share capital	10,197.3	70.9%	10,149.9	66.8%
Legal reserved	500.0	3.5%	500.0	3.3%
Retained earnings	420.5	2.9%	1,296.8	8.5%
Total shareholders' equity	14,318.9	99.5%	15,143.5	99.6%
Total liabilities and shareholders' equity	14,386.8	100.0%	15,202.5	100.0%

The Company's Balance Sheets

Total assets as at September 30, 2008 decreased 5.4% when compared to the total assets as at December 31, 2007, particularly from cash and cash equivalents. Cash decreased due to the payment of dividend. As at September 30, 2008, the shareholders' equity was Baht 14,318.9 million decreased from Baht 15,143.5 million as at December 31, 2007. This was due to a drop of Baht 876.3 million in retained earnings from our dividend paid. According to the Annual General Meeting on April 22, 2008, the shareholders approved the annual dividend for the operation of year 2007 at Baht 0.30 per share, the interim dividend for the period January 1 – April 10, 2008 at Baht 1.25 per share. Also, the board of director meeting held on August 14, 2008 approved to pay the interim dividend for the period April 11 – August 13, 2008, at Baht 1.15 per share. The dividend paid in total was Baht 8,642.8 million.

Group Operation (Consolidation Method)

The following tables provide a breakdown of our total consolidated revenues by showing each item as a percentage of total revenues, and a breakdown of our consolidated expenses by showing each item as a percentage of our total consolidated revenues, for the periods indicated. This table should be read together with our interim consolidated financial statements.

	Three Months Ended						Nine Months Ended			
	September 30, 2008		June 30, 2008		September 30, 2007		September 30, 2008		September 30, 2007	
	(in millions of Baht)						(in millions of Baht)			
Revenue:										
Revenues from sales and services:										
- Telephone network in foreign entities (other than AIS)	484.6	12.1%	455.4	8.9%	469.5	5.1%	1,363.1	10.2%	1,808.9	9.3%
- Satellite	1,163.6	28.9%	1,066.4	21.0%	879.0	9.6%	3,600.0	26.8%	3,040.1	15.7%
- Media and advertising	412.0	10.2%	388.7	7.6%	393.6	4.3%	1,125.8	8.4%	1,538.4	7.9%
- Consumer finance	-	-	-	-	277.3	3.0%	-	-	1,107.8	5.7%
- Low-cost airline	-	-	-	-	-	-	-	-	502.1	2.6%
- Others*	170.1	4.2%	160.2	3.1%	93.3	1.0%	410.9	3.1%	20.5	0.1%
Total revenues from sales and services	2,230.3	55.5%	2,070.7	40.7%	2,112.7	23.1%	6,499.8	48.5%	8,017.8	41.3%
Gain on sale of investments in a subsidiary and a joint venture	-	-	-	-	5,126.3	56.0%	-	-	5,533.1	28.5%
Gain on foreign exchange	-	-	-	-	332.2	3.6%	-	-	957.0	4.9%
Other incomes	35.7	0.9%	42.6	0.8%	60.0	0.7%	130.4	1.0%	165.9	0.9%
Share of profits from investments - equity method:										
- AIS (local wireless telecommunication)	1,722.4	42.8%	2,955.2	58.1%	1,476.7	16.1%	6,704.0	50.0%	4,629.0	23.9%
- Other	33.1	0.8%	20.5	0.4%	46.3	0.5%	80.3	0.6%	104.4	0.5%
Total share of net results from investments—equity method	1,755.5	43.7%	2,975.7	58.5%	1,523.0	16.6%	6,784.3	50.6%	4,733.4	24.4%
Total revenue	4,021.5	100.0%	5,089.0	100.0%	9,154.2	100.0%	13,414.5	100.0%	19,407.2	100.0%
Expenses:										
Costs of sales and services	1,773.5	44.1%	1,503.8	29.6%	1,618.0	17.7%	5,077.4	37.9%	5,776.5	29.8%
Concession fees	125.2	3.1%	120.1	2.4%	112.3	1.2%	355.8	2.7%	388.8	2.0%
Loss on provision for unpaid concession fee and interest	108.9	2.7%	107.7	2.1%	108.7	1.2%	324.5	2.4%	428.8	2.2%
Selling and administrative expenses	448.8	11.2%	400.6	7.9%	2,285.1	25.0%	1,402.5	10.5%	5,162.9	26.6%
Loss on foreign exchange rate	146.1	3.6%	436.9	8.6%	-	-	92.3	0.7%	-	-
Impairment loss on goodwill and investment in a subsidiary and a joint venture	-	-	-	-	-	-	60.1	0.4%	447.0	2.3%
Impairment loss on concession assets	-	-	-	-	-	-	-	-	1,970.1	10.2%
Directors' remuneration	6.6	0.2%	6.1	0.1%	7.0	0.1%	20.1	0.1%	19.2	0.1%
Total expenses	2,609.1	64.9%	2,575.2	50.6%	4,131.1	45.1%	7,332.7	54.7%	14,193.3	73.1%
Profit before interest and tax	1,412.4	35.1%	2,513.8	49.4%	5,023.1	54.9%	6,081.8	45.3%	5,123.9	26.9%
Interest expenses	(104.4)	(2.6)%	(107.4)	(2.1)%	(247.5)	(2.7)%	(347.4)	(2.6)%	(955.4)	(4.9)%
Income tax	127.2	3.2%	113.4	2.2%	(2,176.8)	(23.8)%	170.2	1.3%	(2,413.3)	(12.4)%
Profit before minority interests	1,435.2	35.7%	2,519.8	49.5%	2,598.8	28.4%	5,904.6	44.0%	1,845.2	9.5%
Attributable to:										
Equity holders of the Company	1,503.7	37.4%	2,683.7	52.7%	753.7	8.2%	5,991.1	44.7%	229.6	1.2%
Minority interests	(68.5)	(1.7)%	(163.9)	(3.2)%	1,845.1	20.2%	(86.5)	(0.6)%	1,615.6	8.3%
Net profit for the period	1,435.2	35.7%	2,519.8	49.5%	2,598.8	28.4%	5,904.6	44.0%	1,845.2	9.5%

Remark * Includes Internet, direct satellite television, information technology businesses and consolidation eliminations

Three months ended September 30, 2008 (3Q08) Compared to three months ended June 30, 2008 (2Q08) and September 30, 2007 (3Q07)

Revenues

Total revenues for three months ended September 30, 2008 decreased by 21.0% from Baht 5,089.0 million in 2Q08 to Baht 4,021.5 million in 3Q08 and decreased from Baht 9,154.2 million in 3Q07.

Revenues from Sales and Services. Revenues from sales and services increased 7.7% from Baht 2,070.7 million in 2Q08 to Baht 2,230.3 million in 3Q08, mainly, as a result from the increase in revenue of our satellite business. When compared y-o-y, the revenue increased 5.6% from Baht 2,112.7 million in 3Q07. This was because the revenue from our satellite business increased while there was a decrease from consumer finance following the sale of our investments in December 2007.

Telephone network in foreign entities (other than AIS). Revenue from our telephone network in foreign entities, in Cambodia and Laos for 3Q08 increased 6.4% from Baht 455.4 million in 2Q08 to Baht 484.6 million in 3Q08 and slightly increased y-o-y from Baht 469.5 million, as a result from the growth of prepaid mobile telephone subscribers in each market.

However, we sold partial of our investment in SHEN, a holding company who invest in telephone network businesses in Laos and Cambodia in July 25, 2007. As a result, the investment in SHEN changed from a subsidiary to a joint venture. Previously, we recognized 100.0% of revenue using the fully consolidated basis in Cambodia and 49% using the proportionate consolidation basis in Laos, but after July 25, 2007, we recognized only 51.0% of the revenues, instead of 100%, from Cambodia and 25.0%, instead of 49%, from Laos.

In Laos, total telephone subscribers, including mobile and fixed line, increased 4.5% from 855,371 in 2Q08 to 894,259 in 3Q08 and increased 22.1% from 732,137 in the same period last year, primarily due to market expansion in mobile GSM prepaid which increased 5% q-o-q and 24.7% y-o-y to 798,672 in 3Q08, and CDMA subscribers increased by 3.8% q-o-q and 22.6% y-o-y to 28,695 in 3Q08. Prepaid mobile ARPU decreased 8.6% q-o-q and decreased 2.9% y-o-y because of the decrease in revenue per minute from 2Q08 as LTC launched the promotion package in 3Q08, PSTN ARPU increased 3.4% q-o-q and 13% y-o-y.

In Cambodia, mobile telephone subscribers significantly increased 25.4% from 573,735 in 2Q08 to 719,573 in 3Q08 and sharply increased 61.7% from 444,899 in the same period last year, primarily due to market expansion following increased marketing activities targeted at low-usage subscribers, mobile ARPU decreased 6.9% q-o-q and decreased 8.5% y-o-y, mainly from a drop in minute usage as well as revenue per minute.

Satellite. Revenue from our satellite segment increased by 9.1% from Baht 1,066.4 million in 2Q08 to Baht 1,163.6 million in 3Q08 and increased 32.4% from 3Q07, mainly from the UT sale of IPSTAR that increased 30.8% from 2Q08 and increased 87.7% from the same period last year. Moreover, the revenue from transponder lease on IPSTAR also increased by 12.8% q-o-q and 39.1% y-o-y. Thaicom conventional satellite business increased 2.3% q-o-q and 12.9% y-o-y due to the growth of transponder lease.

Media and advertising. Revenues from our media and advertising segment increased by 6.0% from Baht 388.7 million in 2Q08 to Baht 412.0 million in 3Q08 and increased 4.7% from Baht 393.6 million in 3Q07 as the revenue from Matchbox increased due to the higher marketing spending of its customer.

Consumer finance. In 3Q08 and 2Q08, revenue from consumer finance business is no longer included in our consolidated financial statement, following the sale of our interests in Capital OK in December 2007, while in 3Q07; we had revenue from this business in the amount of Baht 277.3 million.

Gain on sale of investments in a subsidiary and a joint venture. In 3Q07, THCOM sold 49% of its holding in Shenington Investments PTE Ltd "SHEN", a holding company who invests in telephone network businesses in Laos and Cambodia, to Asia Mobile Holdings PTE Ltd for USD 200 million (approximately Baht 6,709 million). This sale generated a gain of Baht 5,126.3 million. Previously, SHEN was a subsidiary wholly owned by THCOM but, after the sale, its status has been changed to a joint venture.

Loss/Gain on foreign exchange rate. The foreign exchange rate of 3Q08 and 2Q08 were loss at Baht 146.1 million and Baht 436.9 million, respectively, as the Baht depreciated against the U.S. dollar,

while, in 3Q07, there was gain from foreign exchange rate at Baht 332.2 million as the appreciation of the Baht against the U.S. dollar. (Mainly, this was from the translation of exchange rate related to off-shore loans)

Share of Profits from Investment—Equity Method. Our share of profits from investments, using the equity method decreased 41.0% from Baht 2,975.7 million in 2Q08 to Baht 1,755.5 million in 3Q08 but increased 15.3% from Baht 1,523.0 million in 3Q07, of which was mainly contributed from AIS Group.

For the standalone financial statement of AIS Group, the profit was Baht 4,532.5 million, decreased 28.4% q-o-q but increased 29.1% y-o-y. In 2Q08, there was one time gain from debt haircut after the dispute settlement between Digital Phone Company Limited "DPC", a subsidiary of AIS, and Total Access Communication Public Company Limited "DTAC" in the amount of Baht 1,217 million (after tax). Stripping out such non-recurring item, net profit still decreased 11.4% due to seasonality drop in service revenue. When compared to 3Q07, net profit of AIS Group increased 19.1% as the improvement in revenue and lower bad debt expenses as well as the cease of goodwill amortization. However, the mentioned net profit of AIS Group was not included derivative adjustment that we had adjusted to our share of profits from investment in AIS. For a discussion and analysis of the results of operations of AIS, see "MD&A of AIS" below.

Expenses

Total expenses slightly increased from Baht 2,575.2 million in 2Q08 to Baht 2,609.1 million in 3Q08 from the increase in cost of sales and services and selling and administrative expenses, offset with the decrease in loss on foreign exchange rate. However, when compare to 3Q07, total expenses decreased 36.8% from Baht 4,131.1 million, mainly from the decrease in selling and administrative expenses.

Cost of Sales and Services. Cost of sales and services increased 17.9% from Baht 1,503.8 million in 2Q08 to Baht 1,773.5 million in 3Q08 and increased 7.9% from Baht 1,618.0 million in 3Q07. This was primarily due to the increase in cost related to satellite business resulting from higher cost of UT sales following the growth of sale from IPSTAR both q-o-q and y-o-y. Even though, in 3Q07, there was a cost related to consumer finance business before the sale of our interest in Capital OK in December 2007.

Concession Fees. Concession fees, solely from satellite and international businesses, increased from Baht 120.1 million in 2Q08 and Baht 112.3 million in 3Q07 to Baht 125.2 million in 3Q08 following the revenue growth from both conventional satellite and IPSTAR.

Loss on provision for Unpaid Concession fee and Interest. The loss on provision for unpaid concession fee and interest remained stable.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 12.0% q-o-q from Baht 400.6 million in 2Q08 to Baht 448.8 million in 3Q08, primarily due to the increase of selling and administrative expenses from our satellite business due to the increase in doubtful debt, legal consulting fees related to the termination of the Definitive Agreement to ETT Limited, the National Service Operator of IPSTAR service in Australia and marketing expenses of telephone business in Lao PDR and DTV business. In addition, such expenses of 3Q08 decreased 80.4% from 3Q07, mainly from a decrease in the provision for loan losses at Capital OK following the sale of our interest in Capital OK in December 2007.

Profit before Interest and Tax

As a result of the foregoing, the profit before interest and tax dropped 43.8% q-o-q and 71.9% y-o-y from Baht 2,513.8 million in 2Q08 and from Baht 5,023.1 million in 3Q07 to Baht 1,412.4 million in 3Q08.

Interest Expense

Our interest expense slightly decreased from Baht 107.4 million in 2Q08 to Baht 104.4 million in 3Q08 and decreased 57.8% from Baht 247.5 million in 3Q07 primarily due to the repayment of partial loans in relation to project of IPSTAR and Thaicom 5 that was paid in 3Q07 and, following the sale of our interest in Capital OK in December 2007, we have excluded Capital OK's interest expenses from our consolidated interest expenses.

Income Tax

In 3Q08 and 2Q08, we had income tax surplus at Baht 127.2 million and Baht 113.4 million. But when compared to 3Q07, there was a tax expense at Baht 2,176.8 million. This was because, in this quarter last year, our satellite business had a gain from the sale of investment in SHEN as mentioned above.

Net Results Attributable to Minority Interests, mainly the minority interests in THCOM

We recorded the loss from our subsidiaries shared to minority in the amount of Baht 68.5 million in 3Q08 and Baht 163.9 million in 2Q08. However, in 3Q07, we recorded the gain shared to minority in the amount of Baht 1,845.1 million as a result from the gain on sale of investment in SHEN.

Profit Attributable to Equity Holders of the Company

The profit attributable to equity holders of the Company decreased 44.0% q-o-q from Baht 2,683.7 million to Baht 1,503.7 million, mainly from the decrease in share of profits from investments, using the equity method. But the profit increased 99.5% y-o-y from Baht 753.7 million as the selling and administrative expenses mainly, contributed from Capital OK, dropped, the net result attributed to minority interests, especially from THCOM, dropped because there was a gain from sale investments in 3Q07.

<u>*Nine months ended September 30, 2008 (9M08) Compared to nine months ended September 30, 2007 (9M07)*</u>

Revenues

Total revenues for nine months ended September 30, 2008 decreased by 30.9% from Baht 19,407.2 million in 9M07 to Baht 13,414.5 million in 9M08.

Revenues from Sales and Services. Revenues from sales and services decreased 18.9% from Baht 8,017.8 million in 9M07 to Baht 6,499.8 million in 9M08, mainly as a result from the decrease in revenue from consumer finance and low-cost airline businesses which were sold during 2007. In addition, there were decreases in media and advertising businesses and telephone network in foreign entities, offset with the increase in satellite business.

Telephone network in foreign entities (other than AIS). Revenue from our telephone network in foreign entities, in Cambodia and Laos for 9M08 decreased 24.6% from Baht 1,808.9 million to Baht 1,363.1 million. This was primarily because the decrease of investment in SHEN, a holding company who invest in telephone network businesses in Laos and Cambodia. After the sale, THCOM has recognized only 51.0% of the revenues from Cambodia and 25.0% from Laos, started from July 25, 2007 using the proportionate consolidation basis instead of 100.0% using the fully consolidated basis in Cambodia and 49% using the proportionate consolidation basis in Laos. Had THCOM accounted for its telephone network in Cambodia and Laos following the fully consolidated basis in SHEN before the sale, our international telephone revenues in 9M08 would have been Baht 2,673 million compared to Baht 2,045 million in 9M07.

In Laos, total telephone subscribers, including mobile and fixed line, increased 22.11% to 894,259 in 9M08 from 732,137 in 9M07, primarily due to market expansion in mobile GSM prepaid which increased by 24.2% to 798,672 in 9M08, and CDMA subscribers increased by 22.6% to 28,695 in 9M08. Prepaid mobile ARPU increased 7.1%, mainly because the change in customer behavior led to the increase in mobile minute usage increase in mobile minute usage, while PSTN ARPU increased 8.7%.

In Cambodia, mobile telephone subscribers increased 62.5% to 719,573 in 9M08 from 444,899 in 9M07, primarily due to market expansion following the increase in marketing activities targeted at low-usage subscribers, even though ARPU decreased 17.3%.

Satellite. Revenue from our satellite business increased by 18.4% from Baht 3,040.1 million in 9M07 to Baht 3,600.0 million in 9M08, primarily because of the increase in revenue from transponder lease of both IPSTAR and conventional satellite and higher sale of UT of IPSTAR.

Media and advertising. Revenues from our media and advertising segment decreased by 26.8% from Baht 1,538.4 million in 9M07 to Baht 1,125.8 million in 9M08, primarily due to the cessation of ITV's television broadcasting concession following the revocation of its concession agreement on March 7, 2007. The revenue from Matchbox decreased as a result from less spending in marketing expenses of its customers.

Consumer finance and Airline. Following the sale of our interests in AA in June 2007 and Capital OK in December 2007, our revenues from low-cost airline and consumer finance businesses are no longer included in our consolidated financial statement.

Others. Our other revenues increased from the sale of direct satellite television, which is operated by DTV Co. Ltd "DTV", a subsidiary of THCOM. This was mainly due to an increase of the sale in Cambodia and Laos which was first incurred in 1Q08.

Gain from sale on a subsidiary and a joint venture. Gain from sale on a subsidiary and a joint venture totaled Baht 5,533.1 million was from the sale of SHEN, as mentioned above, Baht 5,126.3 million and the sale of our investment in AA that was sold in June 2007, Baht 406.8 million.

Loss/Gain on foreign exchange rate. In 9M08, we had loss on foreign exchange rate in the amount of Baht 92.3 million, while, in 9M07, we had gain of Baht 957.0 million. This can be attributed to the continuance of depreciation of the Baht against the U.S. dollar compared with the appreciation of the Baht against the U.S. dollar in this period last year.

Share of Profits from Investment—Equity Method. Our share of profits from investments, using the equity method increased 43.3% from Baht 4,733.4 million in 9M07 to Baht 6,784.3 million in 9M08. The share of profits from investment was mainly contributed from AIS Group.

In 9M08, the profit of standalone AIS Group was Baht 15,988.8 million compared to Baht 11,159.0 million in 9M07. Apart from a gain from debt haircut after the dispute settlement between DPC and DTAC in 2Q08, as mentioned above and the discontinuance of amortizing goodwill, net profit increased 11.7%. There was the increase in service revenue (excluded IC) as a result of strong growth in prepaid voice revenue and non-voice revenues, international call and international roaming. In addition, in 9M08, the selling and administrative expenses were lower as less marketing expenses, lower bad debt provision. However, the mentioned net profit of AIS Group was not included derivative adjustment that we had adjusted to our share of profits from investment in AIS. For a discussion and analysis of the results of operations of AIS, see "MD&A of AIS" below.

Expenses

Total expenses decreased by 48.3% from Baht 14,193.3 million in 9M07 to Baht 7,332.7 million in 9M08, primarily from the divestment of consumer finance and low-cost airline businesses, the cessation of ITV's television broadcasting business and the impairment loss on concession assets in 9M07 from our media and advertising business.

Cost of Sales and Services. Cost of sales and services decreased by 12.1% from Baht 5,776.5 million in 9M07 to Baht 5,077.4 million in 9M08, primarily due to the sale of our interests in AA and Capital OK, and the cessation of ITV's television broadcasting business. Moreover, cost of sales and services from telephone network in foreign entities decreased as the sale partial of our interest in SHEN, as mentioned above but offset with an increase in cost of sales and services from satellite business.

Concession Fees. Concession fees slightly dropped from Baht 388.8 million in 9M07 to Baht 355.8 million in 9M08 as the cessation of ITV's television broadcasting business in March 2007.

Loss on provision for Unpaid Concession fee and Interest. The loss on provision for unpaid concession fee and interest decreased by 24.3% from Baht 428.8 million in 9M07 to Baht 324.5 million

in 9M08. This was primarily because, in 9M07, ITV had the unpaid concession recorded before the revocation in March 7, 2007 in the amount of Baht 180.9 million.

Selling and Administrative Expenses. Our selling and administrative expenses decreased by 72.8% from Baht 5,162.9 million in 9M07 to Baht 1,402.5 million in 9M08, primarily due to a decrease in the provision for loan losses at Capital OK following the sale of our interest in Capital OK in December 2007 and the decrease in selling and administrative expenses at ITV following the cessation of its business in March 2007.

Impairment loss on goodwill and investment in a subsidiary and a joint venture. In 9M07, we recorded an impairment loss on goodwill in full amount of Baht 447.0 million in Capital OK while, in 9M08, we recorded an impairment loss of Baht 60.1 million on our investment in PSC.

Impairment loss on concession assets. In 9M07, we recorded an impairment loss on concession assets of Baht 1,970.1 million due to the expropriation of ITV's assets following the revocation of its concession agreement by the PMO in March 2007 which was an indicator of impairment loss of concession assets.

Profit before Interest and Tax

As a result of the foregoing, the profit before interest and tax improved 16.6% from Baht 5,213.9 million in 9M07 to Baht 6,081.8 million in 9M08.

Interest Expense

Our interest expense decreased by 63.6% from Baht 955.4 million in 9M07 to Baht 347.4 million in 9M08 primarily due to the repayment of partial loans in relation to project of IPSTAR and Thaicom 5 and the sale of our interest in Capital OK in December 2007. We have excluded Capital OK's interest expenses from our consolidated interest expenses.

Income Tax

In 9M08, we had income tax surplus at Baht 170.2 million compare to a tax expense at Baht 2,413.3 million in 9M07. This was because our satellite business had a loss from operation in 9M08, while in 9M07, we had gain on sale of investment in SHEN.

Net Results Attributable to Minority Interests, mainly the minority interests in THCOM

We recorded the loss from our subsidiaries shared to minority in the amount of Baht 86.5 million in 9M08. But we recorded the gain shared to minority in the amount of Baht 1,615.6 million as a result from the gain on sale of investment in SHEN.

Profit attributable to equity holders of the Company

As a result of the foregoing, our net results improved significantly from Baht 229.6 million in 9M07 to Baht 5,991.1 million as a result from the increase in share of profits from investments, using the equity method. In 9M08 and onwards, there was no loss contributed from consumer finance business and no impairment loss on concession assets of ITV.

Consolidated Balance Sheet

The following table provides the consolidated balance sheets for the period indicated. This table should be read together with the consolidated financial statements.

	As at			
	September 30, 2008		December 31, 2007	
	(in millions of Baht)		(in millions of Baht)	
Cash & cash equivalents	4,567.5	7.2%	6,446.7	9.6%
Other current assets	2,461.4	3.9%	2,629.0	3.9%
Investments in associates	31,304.6	49.5%	32,690.7	48.6%
Property and equipment under concession agreements, net	17,499.1	27.7%	18,776.4	27.9%
Other assets	7,364.7	11.7%	6,724.0	10.0%
Total assets	63,197.3	100.0%	67,266.8	100.0%
Total current liabilities	6,975.0	11.0%	8,631.9	12.8%
Long-term borrows	7,952.9	12.6%	8,453.6	12.6%
Other liabilities	1,044.2	1.7%	459.9	0.7%
Total liabilities	15,972.1	25.3%	17,545.4	26.1%
Total shareholders' equity	47,225.2	74.7%	49,721.4	73.9%
Total liabilities and shareholders' equity	63,197.3	100.0%	67,266.8	100.0%

Assets

The cash & cash equivalents dropped 29.1% from December 31, 2007 to Baht 4,567.5 million in September 30, 2008, mainly due to our payment of dividend and the repayment of loans in satellite business. The investment in associates decreased 4.2%, mainly from the investment in AIS, as a result of dividend received from investments in the amount of Baht 8,068.9 million but offset with share of profits from investment in 9M08. Consolidated property and equipment under concession agreements dropped 6.8% as the depreciation and amortization related to our satellite business.

Liabilities

As at September 30, 2008, the consolidated liabilities dropped 9.0% mainly due to the repayment of outstanding loans and income tax payable in satellite business.

Shareholders' equity

The consolidated shareholders' equity decreased from December 31, 2007, due to the net profit of Baht 5,991.1 million but offset with our dividend paid Baht 8,642.8 million.

Cash Flow

The following table summarizes our consolidated cash flows for the periods indicated:

	Nine Months Ended September 30,	
	2008	2007
	(in millions of Baht)	
Net cash provided by operating activities	1,418.2	4,278.2
Net cash provided by investing activities	6,330.2	12,917.0
Net cash used in financing activities	(9,625.5)	(15,588.2)
Net increase (decrease) in cash and cash equivalents	(1,877.1)	1,607.0
Cash and cash equivalents at beginning of period	6,446.7	5,571.8
Effects of exchange rate changes on balance held in foreign currencies	(2.1)	(0.5)
Cash and cash equivalents at end of period	4,567.5	7,178.3

In 9M08, consolidated cash and cash equivalents decreased Baht 1,877.1 million to Baht 4,567.5 million while in 9M07, the cash and cash equivalents increased Baht 1,607.0 million from the end of the year 2006.

Net cash flows provided by operating activities

The consolidated cash flow provided by operating activities was Baht 1,418.2 million decreased from cash provided at Baht 4,278.2 million in 9M07 mainly due to the decrease of cash received from the loans and interest receivables contributed from Capital OK, following the sale of our interest in Capital OK in December 2007.

Net cash flows provided by investing activities

In 9M08, the consolidated cash flow provided by investing activities was Baht 6,330.2 million decreased from Baht 12,917.0 million in 9M07. This was because, in 9M07, there was cash proceeding from the sale of our partial investment in SHEN in the amount of Baht 6,929.2 million, while, in 9M08, there was less cash purchase property and equipment by Baht 749.1 million and less investment in current investments by Baht 793.3 million but offset with income tax paid from gain on sale of investment in subsidiary Baht 1,353.5 million.

Net cash flows used in financing activities

The consolidated cash flows used in financing activities was Baht 9,625.5 million decreased from Baht 15,588.2 million in 9M07, mainly, from the decrease in repayment of loans Baht 11,767.1 million as a result from the disposal of our investment in Capital OK in 2007 but offset with dividend paid in 9M08 that rose Baht 5,446.4 million.

■ OPERATIONAL HIGHLIGHTS ■

- Subscribers reached 26.8m with continued penetration in upcountry
- ARPU and MOU declined q-o-q on seasonality impact

<< Details of operational data are presented in page 10 >>

Subscribers as of 3Q08 grew 15.4% y-o-y and 3.1% q-o-q to 26.8m with net additions of 810k. The growth was driven by upcountry penetration. For 9M08, AIS added in total 2.7m subscribers.

Prepaid was impacted by seasonality and the flood, which reflected in lower net additions during the quarter, as well as slow down usage and ARPU. Net additions were 661k for the quarter, lower from 862k in the previous quarter. The majority of net add was from higher penetration in upcountry area. ARPU excl. IC fell 7.2% y-o-y due to dilution from multiple-SIM users and lower-than-average ARPU from rural penetration. Higher usage on off-peak buffet package had push up 3Q08 MOU by 17% y-o-y. On quarterly basis, ARPU excl. IC declined by 5.5% q-o-q as MOU dropped 1.5% due to the slow usage from seasonality and the flood in several lower-north provinces.

Postpaid net additions were 149k improved from 16k in the previous quarter due to stronger push after the clean-up of the low-quality subscribers. Postpaid ARPU excl. IC increased 1.6% y-o-y to Bt709 as MOU increased 8.1%. However, on quarterly comparison, ARPU excl. IC declined 4.4% q-o-q as MOU dropped 3.9% q-o-q from seasonality impact.

■ FINANCIAL RESULTS ■

- 9M08 service revenue ex-IC grew 8.6% y-o-y, backed by 8.3% growth in 3Q08, from prepaid, non-voice, and IDD growth
- Impact from seasonality and the flooding reflected in 1.9% q-o-q drop in service revenues
- Reported net profit of Bt4.53bn, grew 29% y-o-y

<< Details of financial statement are presented in page 7-9 >>

Service revenue

(Bt million) Service revenue excluding IC	3Q08		3Q07		2Q08		y-o-y	q-o-q
Voice revenue	15,832	76.6%	15,380	80.6%	16,288	77.3%	2.9%	-2.8%
Postpaid (voice)	3,728	18.0%	4,111	21.5%	3,845	18.3%	-9.3%	-3.0%
Prepaid (voice)	12,104	58.6%	11,269	59.1%	12,443	59.1%	7.4%	-2.7%
Non-voice revenue	2,784	13.5%	2,109	11.1%	2,665	12.7%	32.0%	4.5%
International roaming	919	4.4%	837	4.4%	952	4.5%	9.9%	-3.4%
Others (IDD, other fees)	1,130	5.5%	753	3.9%	1,155	5.5%	50.0%	-2.2%
	20,665	**100.0%**	**19,079**	**100.0%**	**21,060**	**100.0%**	**8.3%**	**-1.9%**

Service revenues excl. IC for 3Q08 increased 8.3% y-o-y, fuelled by strong growth from prepaid voice revenues, non-voice, and international calls. Comparing q-o-q, service revenues slightly declined by 1.9% mainly from soft seasonality, as well as the impact of the flood in the Northern area. However, the strong data revenue helped mitigated the seasonality effect.

For 9M08, service revenue excl. IC rose 8.6% y-o-y, to Bt63,151m, from Bt58,168m, due to strong growth in prepaid voice revenues, non-voice revenues, international call and international roaming.

Voice revenue in 3Q08 increased 2.9% y-o-y, from 7.4% growth in voice revenue from prepaid but was dragged by 9.3% drop from postpaid voice revenue. Postpaid revenues were abnormally high last year due to the aggressive postpaid subscriber acquisition. On q-o-q basis, voice revenue decreased by 2.8% reflected softer usage from seasonality, as voice revenue from both postpaid and prepaid dropped by 3% and 2.7% respectively. During 3Q08, AIS had increased tariffs on certain groups of existing prepaid subscribers.

Non-voice revenue for 3Q08 continued its strong growth momentum of 32% y-o-y and 4.5% q-o-q. It contributed 13.5% of service revenue (excl. IC) in 3Q08, increased from 11.1% in 3Q07. The y-o-y growth was mainly from higher GPRS consumption, as well as higher GPRS subscribers which grew 50% y-o-y and 12.5% q-o-q, to 4.5m. Despite seasonality effect, non-voice revenues still grew 4.5% q-o-q from GPRS and SMS. 9M08 non-voice revenue increased 29.3% y-o-y, mainly driven by GPRS/EDGE usage.

International roaming & international call in 3Q08 seasonally declined q-o-q by 3.4% but grew 9.9% y-o-y. IDD

revenue surged 50% y-o-y from the full service launch on AIN international telephone gateway. For 9M08, international roaming grew 12.9% y-o-y to Bt3,018m from Bt2,674m and IDD revenue rose 49.9% y-o-y to Bt3,553m, from Bt2,371m.

Interconnection revenue/cost

Interconnection (Bt million)	3Q08	3Q07	2Q08	y-o-y	q-o-q
Revenue	3,958	4,357	4,144	-9.2%	-4.5%
Cost	3,749	3,842	4,080	-2.4%	-8.1%
Net interconnection	209	515	64	-59%	225%

* Recognition of IC in 2007 was fully realized only in 4Q07

Net interconnection (IC) for 3Q08 increased to Bt209m from Bt64m in 2Q08. Both incoming and outgoing traffic were lower q-o-q as reflected in higher on-net traffic to 75% from 73% in 2Q08. The outgoing off-net minutes declined due to tariff increase, while incoming off-net minutes from the IC corresponding parties (DTAC and True Move) were also lower but at a slower rate, hence net IC increased q-o-q. For 9M08 net IC was Bt390m.

Sales revenues dropped by 12.7% y-o-y and 7.5% q-o-q due to lower unit sales of handset, which dropped 8.9% y-o-y and 11.8% q-o-q to 895k in 3Q08. 9M08 sales revenues decreased 13.5%, from Bt10,416m to Bt9,012m.

Cost of service

Cost of service excl. IC (Bt million)	3Q08	3Q07	2Q08	y-o-y	q-o-q
Amortization	4,523	4,288	4,426	5.5%	2.2%
Base station rental & utility	622	580	628	7.3%	-1.0%
Maintenance	500	488	427	2.6%	17.1%
Others	954	884	929	7.9%	2.6%
	6,599	6,239	6,411	5.8%	2.9%

Cost of service excluding IC cost for 3Q08 was Bt6,599m, up 5.8% y-o-y and 2.9% q-o-q mainly from higher amortization which increased 5.5% y-o-y and 2.2% q-o-q as the amortization period becomes shorter according to the remaining concession life. Base station rental & utility increased 7.3% y-o-y from cell sites expansion from 12,400 in 3Q07 to 14,000 in 3Q08. Maintenance may fluctuate from quarter to quarter which caused the 17% q-o-q increase, however 9M08 maintenance dropped 3% y-o-y. For 9M08, costs of service excluding IC expense increased 7.3% y-o-y, due mainly to 8.3% rise in amortization.

Cost of sales in 3Q08 decreased 12.4% y-o-y and 4.7% q-o-q, followed 12.7% y-o-y and 7.5% q-o-q drop in sales revenues. Sales margin, normally varies from quarter to quarter, were 6% in 3Q08, compared to 8.8% in 2Q08 and 6.3% in 3Q07. 9M08 cost of sales dropped 13.7% y-o-y, at the same pace to 13.5% y-o-y drop in sales revenue.

Concession fee

(Bt million)	3Q08	3Q07	2Q08	y-o-y	q-o-q
Concession fee	4,990	4,627	5,051	7.9%	-1.2%
% of service revenue excl. IC	24.1%	24.2%	24.0%		

Concession fee was 24.1% of service revenue excluding IC, remained flat from 24% in 2Q08 and 24.2% in 3Q07.

SG&A

(Bt million)	3Q08	3Q07	2Q08
% marketing expense to total revenue (excl. IC)	3.3%	3.3%	2.4%
% bad debt to postpaid revenue	2.2%	7.0%	2.2%
% SG&A to total revenue (excl. IC)	11.6%	13.2%	10.8%

SG&A to total revenues excluding IC was 11.6%, increased from 10.8% in 2Q08 from higher marketing expenses, but declined from 13.2% in 3Q07 due to no amortization of goodwill, and lower bad debt provision. Marketing spending for 3Q08 was 3.3% of total

revenue excluding IC, compared to 2.4% in 2Q08 as there was a prepaid brand refreshing campaign, "Freedom Enjoy" during the quarter. Bad debt to postpaid revenue remained flat at 2.2%, but significantly improved from 7.0% in 3Q07 as a result of the better quality of postpaid subscribers. For 9M08, SG&A to total revenues ex-IC went down from 13.2% in 3Q07 to 11.6% in 3Q08, due to lower bad debt provision and lower marketing expenses. For the full year, AIS maintains the marketing budget at 4% of total revenue hence, marketing expense in 4Q08 should accelerate.

EBITDA margin was 41.7%, dropped from 45.5% in 3Q07 due to the impact of IC recognition. Excluding IC, EBITDA margin improved y-o-y to 47.9% due to revenue improvement and low bad debt expense. On quarterly basis, EBITDA margin excl. IC dropped from 49.2% as a result of lower revenues as well as a higher marketing expense. For 9M08, EBITDA margin excl. IC was 49%, increased from 45.2% in 9M07, mainly from solid revenue growth and lower provision for bad debt.

EBITDA (Bt million)	3Q08	3Q07	2Q08	9M08	9M07
Operating profit	6,725	5,463	7,323	21,709	17,187
Depreciation PPE	763	711	752	2,269	2,216
Amortization of computer software	92	108	94	280	340
Amortization of asset under concession	3,794	3,510	3,708	11,140	10,020
Amortization of concession right	114	114	113	341	341
Amortization of goodwill	0	292	0	-	875
Impairment loss on goodwill	0	-	0	15	-
EBITDA	11,491	10,199	11,994	35,765	30,986
EBITDA margin	41.7%	45.5%	42.3%	42.3%	45.2%
EBITDA excl. IC	11,301	10,199	11,915	35,380	30,986
EBITDA margin excl. IC	47.9%	45.5%	49.2%	49.0%	45.2%

Interest expense for the period declined 2.6% y-o-y but rose 5.7% q-o-q as a result of additional debt drawn down during the quarter.

Other income dropped q-o-q to Bt184m, from Bt1,944m in the previous quarter when there was the settlement between DPC, AIS's subsidiary, and DTAC.

Net profit for 3Q08 was Bt4,533m, rose 29.1% y-o-y but dropped 28.4% q-o-q as there was the one-time gain from DPC settlement in 2Q08. Stripping out non-recurring items, 3Q08 normalized net income increased 19.2% y-o-y from improving revenue and lower bad debt expenses. On q-o-q basis, normalized net profit declined by 11.4% due to seasonality drop in service revenues as well as higher network amortization and marketing expense. For 9M08, after adjusting for goodwill amortization, impairment of goodwill and DPC gain, normalized net profit was Bt14,788m, increased 22.9% y-o-y from Bt12,034m in 9M07. For comparison, the below table was developed to show the comparable net profit by quarter.

■ Comparative net profit ■

Consolidated (Bt million)	Tax deductible	3Q08	3Q07	2Q08	y-o-y	q-o-q	9M08	9M07	y-o-y
Net income		4,533	3,512	6,333	29.1%	-28.4%	15,990	11,159	43.3%
Add: Goodwill amortization	*No*		292					876	
Impairment of goodwill	*No*						15		
Deduct: Gain on DPC after tax	*Yes*			(1,217)			(1,217)		
Normalized net income		4,533	3,804	5,116	19.2%	-11.4%	14,788	12,034	22.9%
Add: Actual net IC	*Yes*		294					1,205	
Comparative net income		4,533	4,098	5,116	10.6%	-11.4%	14,788	13,239	11.7%

■ Balance sheet structure ■

Total asset in 3Q08 was Bt127,227m, decreased from Bt128,942m in 4Q07 despite 14% increase in current assets. This was mainly due to the decreased in networks under concession, which caused by lower additional capex than the accelerated depreciation rate as a result of shorten concession lives.

Total asset (Bt million)	3Q08	% of total asset	4Q07	% of total asset
Current Assets	23,534	18.5%	20,586	16.0%
Property and Equipment	8,018	6.3%	8,561	6.6%
Networks under Concession	74,101	58.2%	78,527	60.9%
Intangible asset	10,148	8.0%	10,593	8.2%
Defer tax asset	10,016	7.9%	10,031	7.8%
Others	1,410	1.1%	644	0.5%
Total Assets	**127,227**	**100.0%**	**128,942**	**100.0%**

Liquidity further improved from higher outstanding cash as well as lower concession right payable from the DPC settlement. As such, the current ratio was 84%, compared to 73% as of year end 2007. The company has high level of liquidity as more than half of current assets are in cash.

Current asset (Bt million)	3Q08	% of total asset	4Q07	% of total asset
Cash	13,209	10.4%	8,317	6.5%
ST investment	124	0.1%	123	0.1%
Trade receivable	5,306	4.2%	8,054	6.2%
Inventories	2,206	1.7%	1,236	1.0%
Other current assets	2,688	2.1%	2,718	2.1%
Current Assets	**23,534**	**18.5%**	**20,586**	**16.0%**

Current liabilities (Bt million)	3Q08	% of total asset	4Q07	% of total asset
Short-term loan	0	0.0%	3,492	2.7%
Trade accounts payable	4,739	3.7%	4,218	3.3%
Current portion of long-term borrowings	6,907	5.4%	1,545	1.2%
Accrued concession fee	7,483	5.9%	3,634	2.8%
Concession right payable	0	0.0%	4,739	3.7%
Others	8,926	7.0%	10,528	8.2%
Current Liabilities	**28,055**	**22.1%**	**28,157**	**21.8%**

Capital structure remained strong from the healthy balance sheet with low financial leverage. Total liability to equity increased to 74% from 67% in 2Q08 due to the loan drawn down during the quarter. Net debt to equity was 26% increased from 23% as of 2Q08 due to lower retained earnings after the dividend payment of Bt3 per share in Sep-08.

(Bt million)	3Q07	4Q07	1Q08	2Q08	3Q08
Total interest-bearing debt	33,600	30,349	26,105	30,104	32,500
Total liabilities	56,173	53,481	51,937	51,593	54,199
Total equity	70,308	75,461	80,743	77,359	73,029
Net debt to equity	37%	29%	14%	23%	26%
Total liabilities to equity	80%	71%	64%	67%	74%

Debentures and Loans as of 3Q08 increased to Bt32,500m, from Bt30,104m as of 2Q08 due mainly to the additional long term borrowing amounted USD91.9m to finance capex. This loan is under the swap process as AIS maintains fully currency-hedged policy. Of the total outstanding debt, 9% remained exposed to floating interest rate, the rest was either fixed rate or engaged into fixed interest swap contract. Effective interest rate was 5.1% per annum down from 5.3% in the previous quarter as a result of lower effective interest rate from the additional loans.

(Bt million)	Balance 2Q08	Balance 3Q08	Repayment[1] 2008	2009	2010	2011	2012	2013
Long term loan[2]	10,680	13,829	134	268	268	9,753	268	268
Debenture	19,357	18,608	1,500	6,627	-	4,000	-	8,000
Financial lease	67	63	23	17	12	8	4	-
Total debt	30,104	32,500	1,657	6,912	280	13,761	272	8,268

(1) includes bond issuing cost; (2) includes swap and forward contract

■ Cash Flow ■

Cash flow position remained strong to support capex and debt repayment. For 9M08, the group generated Bt31,251m of cash flow from operation (after working capital), spent Bt8,859m on network investment while repaid debt, short-term and long-term, amounted Bt5,024m as well as paid dividend amounted Bt18,653m. Total raised debt amounted to Bt7,058m, of which Bt4,000m was issued as debenture in 2Q08 and additional long term debt amounted USD91.9m in this quarter. The net cash increase was Bt5,078m reserved as cash and short-term B/E.

Source and use of fund: 9M08

Source of Fund	Bt million	Use of Fund	Bt million
Operating CF before change in working capital	38,343	CAPEX & Fixed assets	8,859
Share capital and share premium	283	Repayment of ST borrowing	3,500
Interest received	250	Repayment of LT borrowing	1,524
Disposal of property and equipment	130	Changes in working capital	7,092
Proceed from L-T borrowing	7,058	Dividend Payment	18,653
		Short-term investments & subsidiary	127
		Interest paid	1,230
		Cash increase	5,078
Total	**46,063**	**Total**	**46,063**

■ FY2008 Management outlook & strategy ■

Market subscriber forecast	8-10m net additions for the market
Market share	50% revenue market share
Service revenue	7-8% service revenue growth excluding IC
Marketing expense	4% of total revenue excluding IC
Network amortization	10% rise
EBITDA margin	46-47% of total revenue excluding IC
Capex	Bt14bn cash capex (no 3G)
Net IC revenue	Bt400-600m

For FY08, AIS expect industry subscriber growth of 15-20% y-o-y or a total net addition of 8-10 millions. SIM penetration is expected to reach 93-96% while human penetration will be approximately 65-70% as multi-SIM phenomena remains a significant part in the industry. Pricing environment will continue to be stable or have slight improvement given each operator tends to set tariff to reflect the cost of interconnection as well as to better utilize the network between peak and off-peak hours.

Due to strong revenue momentum in the past several quarters with 8.6% y-o-y growth for 9M08, service revenue guidance for 2008 is maintained at 7-8% despite economic slowdown. Although 9M08 EBITDA margin reached 49%, the guideline is also remained at 46-47%, as many cost items particularly on marketing spending is normally higher in 2H08 and particularly in 4Q. The key growth drivers to the revenue and EBITDA are (1) higher penetration in upcountry areas (2) continued improving voice revenue from stable pricing environment (3) non-voice growth which grew 29% for 9M08 and (4) higher contribution from IDD business. In 2007, the launch of IDD business contributed additional 1.3% of service revenue, and is expected to grow 40-50% y-o-y in FY08.

AIS targets its network expansion to reach 14,500 base stations by year end from 14,000 base at the end of 9M08 with the 2G capex budget of Bt14bn focusing on (1) continued expansion into rural area to differentiate coverage gap with competitors (2) transportation route such as new roads, expressway, Bangkok transit system, (3) new residential areas, business and industrial areas, and tourist attractions. Amortization in 2008 is expected to rise at 10% y-o-y as the network asset is amortized over the shorter remaining period of concession life which expired in 2015.

As a largest-subscriber base operator with premium pricing, the traffic position is highly likely to be net IC receiver. Meanwhile, as the company's strategy targets on stabilizing revenue market share, the focus has been on maximizing revenue from the outgoing minutes rather than the incoming minutes. Although 9M08 net interconnection revenue reached Bt390m, the net IC for FY08 is expected at Bt400-600m.

■ FINANCIAL SUMMARY ■

Consolidated income statement

Unit: Bt. Million	3Q08		3Q07		2Q08		y-o-y	q-o-q
Service revenue excl. IC	20,665	75.1%	19,079	85.1%	21,060	74.3%	8.3	-1.9
IC revenue	3,958	14.4%	n/a	0.0%	4,144	14.6%	n/a	-4.5
Service revenue	24,623	89.4%	19,079	85.1%	25,204	88.9%	29.1	-2.3
Sales revenue	2,905	10.6%	3,328	14.9%	3,141	11.1%	-12.7	-7.5
Total revenue	27,528	100.0%	22,407	100.0%	28,345	100.0%	22.9	-2.9
Cost of service excl. IC	(6,599)	-24.0%	(6,239)	-27.8%	(6,411)	-22.6%	5.8	2.9
IC cost	(3,749)	-13.6%	0	0.0%	(4,080)	-14.4%	n/a	-8.1
Cost of service	(10,348)	-37.6%	(6,239)	-27.8%	(10,491)	-37.0%	65.9	-1.4
Concession & excise tax	(4,990)	-18.1%	(4,627)	-20.6%	(5,051)	-17.8%	7.8	-1.2
Cost of sales	(2,730)	-9.9%	(3,118)	-13.9%	(2,865)	-10.1%	-12.4	-4.7
Total cost	(18,068)	-65.6%	(13,984)	-62.4%	(18,406)	-64.9%	29.2	-1.8
Gross profit	9,461	34.4%	8,423	37.6%	9,939	35.1%	12.3	-4.8
SG&A	(2,732)	-9.9%	(2,959)	-13.2%	(2,613)	-9.2%	-7.7	4.6
Directors' remuneration	(4)	0.0%	(2)	0.0%	(3)	0.0%	95.7	15.5
Operating profit	6,725	24.4%	5,463	24.4%	7,323	25.8%	23.1	-8.2
Interest expense	(417)	-1.5%	(428)	-1.9%	(394)	-1.4%	-2.6	5.7
Other income	184	0.7%	142	0.6%	1,944	6.9%	29.0	-90.6
Exchange gain/(Loss)	(23)	-0.1%	(12)	-0.1%	42	0.1%	105.6	-158.4
EBT	6,469	23.5%	5,165	23.0%	8,915	31.5%	25.2	-27.5
Minority interest	6	0.0%	8	0.0%	(25)	-0.1%	-25.3	-125.0
Corporate tax	(1,942)	-7.1%	(1,661)	-7.4%	(2,557)	-9.0%	16.9	-24.1
Net income	4,533	16.5%	3,512	15.7%	6,333	22.3%	29.1	-28.4

Bt. million	9M08		9M07		y-o-y
Service revenue excl. IC	63,151	74.7%	58,168	84.8%	8.6
IC revenue	12,359	14.6%	n/a	n/a	n/a
Service revenue	75,509	89.3%	58,168	84.8%	29.8
Sales revenue	9,012	10.7%	10,416	15.2%	-13.5
Total revenue	84,521	100.0%	68,584	100.0%	23.2
Cost of Service excl. IC	(19,371)	-22.9%	(18,061)	-26.3%	7.3
IC cost	(11,968)	-14.2%	0	0.0%	n/a
Cost of service	(31,339)	-37.1%	(18,061)	-26.3%	73.5
Concession & excise tax	(15,197)	-18.0%	(14,279)	-20.8%	6.4
Cost of Sales	(8,336)	-9.9%	(9,664)	-14.1%	-13.7
Total cost	(54,873)	-64.9%	(42,004)	-61.2%	30.6
Gross Profit	29,649	35.1%	26,580	38.8%	11.5
SG&A	(7,930)	-9.4%	(9,386)	-13.7%	-15.5
Directors' remuneration	(10)	0.0%	(6)	0.0%	52.2
Operating profit	21,709	25.7%	17,187	25.1%	26.3
Interest Expense	(1,186)	-1.4%	(1,293)	-1.9%	-8.3
Other Income	2,319	2.7%	498	0.7%	365.5
Exchange Gain/(Loss)	(115)	-0.1%	(28)	0.0%	310.5
EBT	22,728	26.9%	16,364	23.9%	38.9
Minority interest	(40)	0.0%	27	0.0%	-250.5
Corporate Tax	(6,698)	-7.9%	(5,232)	-7.6%	28.0
Net Income	15,989	18.9%	11,159	16.3%	43.3

Revenue and cost breakdown

Service revenue excl. IC	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
Basic voice							
GSM Advance	22.5%	22.5%	20.6%	18.5%	17.0%	17.5%	17.3%
GSM 1800	1.0%	1.0%	0.9%	0.8%	0.7%	0.8%	0.7%
Postpaid	23.5%	23.5%	21.5%	19.3%	17.7%	18.3%	18.0%
Prepaid	56.3%	57.6%	59.1%	59.5%	58.5%	59.1%	58.6%
Non-voice							
Postpaid	4.6%	4.3%	4.5%	4.8%	5.2%	4.9%	5.4%
Prepaid	6.3%	6.2%	6.6%	6.9%	7.3%	7.7%	8.1%
International roaming	5.2%	4.2%	4.4%	5.1%	5.4%	4.5%	4.4%
Others (IDD, other fees)	4.1%	4.2%	3.9%	4.4%	5.9%	5.5%	5.5%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Sales revenue	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
Handset	93.7%	93.4%	94.7%	95.2%	95.0%	95.8%	95.9%
SIM	6.3%	6.6%	5.3%	4.8%	5.0%	4.2%	4.1%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of service excl. IC	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
Amortisation	67.3%	68.4%	68.7%	69.2%	68.8%	69.0%	68.5%
Base station	9.6%	9.8%	9.3%	9.2%	9.6%	9.8%	9.4%
Maintenance	8.0%	7.3%	7.8%	7.6%	6.7%	6.7%	7.6%
Others	15.1%	14.5%	14.2%	14.0%	14.9%	14.5%	14.5%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of sales	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
Handsets	98.2%	97.1%	96.9%	97.6%	97.6%	97.2%	97.5%
SIM	1.8%	2.9%	3.1%	2.4%	2.4%	2.8%	2.5%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Consolidated balance sheet

Bt. million	3Q08	% of total asset	4Q07	% of total asset
Current Assets	23,534	18.5%	20,586	16.0%
Property and Equipment	8,018	6.3%	8,561	6.6%
Networks under Concession	74,101	58.2%	78,527	60.9%
Intangible asset	10,148	8.0%	10,593	8.2%
Defer tax asset	10,016	7.9%	10,031	7.8%
Others	1,410	1.1%	644	0.5%
Total Assets	**127,227**	**100.0%**	**128,942**	**100.0%**
ST loan from financial institution	0	0.0%	3,492	2.7%
Account Payable-trade	4,739	3.7%	4,218	3.3%
Current Portion of LT Debt	6,907	5.4%	1,545	1.2%
Current Portion of Concession	7,483	5.9%	8,373	6.5%
Long-term Debt	26,135	20.5%	25,312	19.6%
Other Liabilities	8,935	7.0%	10,541	8.2%
Total Liabilities	**54,199**	**42.6%**	**53,481**	**41.5%**
Total Equity	**73,029**	**57.4%**	**75,461**	**58.5%**

Key ratios

	3Q08	2Q08	3Q07
EBITDA (Bt. million)	11,491	11,994	10,199
EBITDA margin	41.7%	42.3%	45.5%
Interest coverage (x)	16.1	18.6	12.8
DSCR (x)	3.8	6.0	2.6
Net debt / EBITDA (x)	0.42	0.37	0.64
Net debt / Equity (x)	26%	23%	37%
Interest-bearing debt to Equity (x)	0.45	0.39	0.48
Total liabilities to Equity (x)	0.74	0.67	0.80
Free cash flow to EV (%)	8.3%	9.5%	6.6%
ROE (%)	24.1%	32.0%	19.3%

■ OPERATIONAL DATA ■

Subscribers	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
NMT							
GSM Advance	2,534,700	2,566,300	2,349,300	2,203,500	2,243,100	2,260,300	2,410,400
GSM 1800	92,000	86,800	82,600	82,400	81,400	79,800	78,600
Postpaid	2,626,700	2,653,100	2,431,900	2,285,900	2,324,500	2,340,100	2,489,000
Prepaid	18,462,600	20,038,300	20,772,500	21,819,500	22,762,800	23,624,700	24,285,600
Total subscribers	21,089,300	22,691,400	23,204,400	24,105,400	25,087,300	25,964,700	26,774,600

Net additions	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
Postpaid	384,300	26,400	-221,200	-146,000	38,600	15,600	149,000
Prepaid	1,183,500	1,575,700	734,200	1,047,000	943,300	861,900	661,000
Total net additions	1,567,800	1,602,100	513,000	901,000	981,900	877,400	810,000

Churn rate (%)	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
Postpaid	2.5%	3.9%	4.8%	4.7%	1.9%	1.9%	1.7%
Prepaid	2.9%	2.7%	3.9%	3.9%	4.4%	4.5%	5.1%
Blended	2.9%	2.9%	4.0%	4.0%	4.2%	4.3%	4.8%

Subscriber market share	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
Postpaid	44%	44%	42%	41%	41%	41%	n/a
Prepaid	50%	49%	47%	46%	46%	46%	n/a
Total	49%	48%	46%	46%	46%	45%	n/a

new ARPU excl. IC (Bt: net all-in)	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
GSM Advance	811	741	696	744	757	743	711
GSM 1800	781	773	760	739	729	713	676
Postpaid	809	742	698	743	756	742	709
Prepaid	249	234	222	227	231	*218	206
Blended	317	295	274	279	280	*266	252

new ARPU incl. net IC (Bt: net all-in)	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
GSM Advance	788	708	665	696	707	688	661
GSM 1800	781	773	760	739	729	692	657
Postpaid	787	710	668	698	708	688	661
Prepaid (One-2-Call!)	263	258	233	238	237	*224	214
Blended	326	312	282	283	282	*267	255

MOU (minutes: billable outgoing only)	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
GSM Advance	587	504	511	573	594	574	550
GSM 1800	412	416	422	426	476	472	473
Postpaid	580	501	507	568	589	570	548
Prepaid	228	218	224	239	260	266	262
Blended	270	252	256	271	290	294	288

Traffic	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
% outgoing to total minute	46%	47%	48%	48%	48%	49%	49%
% on-net to total outgoing minute	56%	63%	68%	70%	71%	73%	75%

** 2Q08 Prepaid ARPU was restated*

■ QUARTERLY REVIEW OF TARIFF PLANS ■

Prepaid plans for new subscription

One-2-Call! SIM Bt 0.75/minute	• Bt0.75/minute to all networks • SIM price: Bt110,Bt245 validity: 30 days • SIM price: Bt300 , validity: 180 days
FIFTY & FREEDOM SIM	• Subscriber can choose only 1 out of 4 options: 1. Short call: Bt1.5/minute 2. Long call: Bt2 on the first minute, Bt1/minute thereafter 3. On net Call: Bt2 on the first minute, Bt0.50/minute for call within AIS network Bt2/minute for call to other networks 4. Economy call 20 hrs: 10pm-6pm: Bt2 on the first minute, Bt0.50/minute thereafter 6pm-10pm: Bt2/minute • SIM price: Bt50

Postpaid plans for new subscription

*Free call to Hutch 24hrs for 1 bill cycle

GSM Double 100	• Monthly fee: Bt100 • free call Bt 200, Bt2/minute to all networks
GSM Double 200	• Monthly fee: Bt200 • free call Bt 400, Bt1.50/minute to all networks
GSM Double 400	• Monthly fee: Bt400 • free call Bt 800, Bt1.50/minute to all networks
GSM Double 800	• Monthly fee: Bt800 • free call Bt 1,600, Bt1.50/minute to all networks
GSM Double 1,200	• Monthly fee: Bt1,200 • free call Bt 2,400, Bt1.50/minute to all networks
GSM Rang 199/month	Monthly fee: Bt199 **For On-net** • 5am-5pm: Unlimited free call • 5pm-5am: Bt1.50/minute **For off-net** • Bt1.50/minute
Every 1	• Monthly fee: Bt300 • Free call Bt300, Bt2 for the first minute, Bt1/minute thereafter • SMS:Bt1/time for first 30 times, Bt2/time thereafter • MMS: Bt1/time for first 10 times, Bt6/time thereafter • GPRS: Bt1/minute

■ ARPU DEFINITION ■

In accordance with the international practice, we have adjusted ARPU disclosure to better reflect all revenues generated from the mobile network. We believe the new definition should provide a more transparent representation of our reported service revenue and maintain the conservative approach of recognizing revenue on the net basis. The revenue items included in the calculation of ARPU figures are based on consolidated revenue according to the Thai accounting standard. The ARPU definition is outlined accordingly.

	ARPU (All-in) exclude IC	ARPU (All-in) include IC
Definition	Consolidated service revenue excluding international call revenue from AIN and interconnection revenue divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue (beg.sub + end.sub) / 2	Consolidated service revenue excluding international call revenue from AIN divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue + Net IC revenue (beg.sub + end.sub) / 2
Revenue composition	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☐ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☑ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission

From 1Q08 onward, disclosure of ARPU is based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" is discontinued.

■ Glossary of terms and definitions ■

Operational data

Subscriber	Number of registered SIM at ending period whose status is not defined as churn
Postpaid churn	Subscribers whose payment status is overdue more than 45 days from due date
Prepaid churn	Subscribers who do not make a refill within 37 days after validity expires
Net additions	Change of number of subscribers and ending period from the beginning period
New all-in ARPU excl. IC	Consolidated service revenue excluding international call revenue from AIN divided by average of subscriber at the beginning and ending period. It includes voice revenue, value-added services, international roaming, international call and other revenues such as national roaming, broadband and transmission
New all-in ARPU incl. IC	Including net interconnection (IC revenue – IC cost)
MOU	Number of billed outgoing minutes generated from voice call including international call usage and SMS divided by average subscriber
Churn rate	Number of subscriber disconnections in the period divided by the sum of gross new subscribers in the period and the subscribers at the beginning period
Non-voice (data)	Includes all non-voice services e.g. SMS, MMS, GPRS, ring-back tone, infotainment and data transmission; excluding call management service e.g. call forward, conference call, call divert

Financial data

EBITDA margin	Operating profit before depreciation on property and equipment, amortization of assets under concession, amortization of computer software, amortization of concession right, goodwill, and allowance for impairment as a percentage to total revenue
Interest Coverage	Interest expense for the period divided by operating profit for the period
DSCR	Debt service coverage ratio calculated EBITDA after tax divided by repayment of short-term borrowings and current portion of long-term borrowings and debentures and interest paid for the period
Net Debt / EBITDA	Short-tem and long-term interest-bearing debts minus cash divided by EBITDA
Net Debt / Equity	Short-tem and long-term interest-bearing debts minus cash divided by total shareholder's equity at ending period
Interest-bearing Debt to Equity	Short-tem and long-term interest-bearing debts divided by total shareholder's equity at ending period
Total Liabilities to Equity	Total liabilities at ending period divided by total shareholder's equity at ending period
Free cash flow to EV	(EBITDA – capex – tax) / (market capitalization + book value of net debt)
ROE	Return on equity = Net income / average equity between beginning and ending of period

This document contains certain forward-looking statements .They refer to future events and to the future financial performance of the companies in Shin Group .Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

RECEIVED
2008 NOV 14 A 11:52
[illegible]

Shin Corporation Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month and nine-month periods ended
30 September 2008

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 September 2008, and the related statements of income for the three-month and nine-month periods then ended, and the related statements of changes in equity and cash flows for the nine-month period then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews. The consolidated and separate statements of income for the three-month and nine-month periods ended 30 September 2007, and the related statements of changes in equity and cash flows for the nine-month period ended 30 September 2007 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, were reviewed by another auditor whose report dated 14 November 2007 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. However, he drew attention that the Office of the Permanent Secretary of the Office of the Prime Minister (PMO) revoked the concession agreement of ITV Public Company Limited ("ITV") as described in note 2 (b) - first paragraph to the financial statements.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

As mentioned in notes to the financial statements no. 2 (b) and 12 (d), as at 30 September 2008, ITV's current liabilities exceed its current assets by an amount of Baht 2,506 million and there is a deficit in excess of the share capital of an amount of Baht 2,506 million and ITV's Television Broadcasting Station under a UHF Radio-Television Broadcasting Agreement ("Concession Agreement") was revoked by PMO as ITV did not pay the unpaid concession fee totaling Baht 2,210 million and the interest on the total unpaid concession fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million and adjust television programs fee. Subsequently, ITV ceased its operations and delivered their assets under the concession agreement to PMO. ITV has filed statements of claim regarding the unpaid concession totaling Baht 2,210 million plus the interest and adjust television programs fee to the arbitration process. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

KPMG

As discussed in note 2 (a) to the financial statements, the consolidated financial statements have applied the change in its accounting policy for goodwill prospectively from 1 January 2008.

The consolidated and separate financial statements for the year ended 31 December 2007 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated 25 February 2008. However, the other auditor drew attention that the PMO revoked the concession agreement of ITV as described in note 2 (b) - first paragraph to the financial statements. The consolidated and separate balance sheets as at 31 December 2007, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
11 November 2008

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 September 2008 and 31 December 2007

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	30 September 2008 (Unaudited)	31 December 2007	30 September 2008 (Unaudited)	31 December 2007
			(in thousand Baht)		
Current assets					
Cash and cash equivalents		4,567,533	6,446,712	1,684,279	2,575,298
Current investment		98,013	-	98,013	-
Trade accounts, notes receivable and accrued income, net	*3, 4*	1,301,624	1,413,780	-	-
Amounts due from, advances and loans to related parties	*3*	4,739	16,575	-	20,000
Inventories, net		464,767	540,005	-	-
Other current assets	*3*	592,206	658,659	15,999	25,156
Total current assets		**7,028,882**	**9,075,731**	**1,798,291**	**2,620,454**
Non-current assets					
Investments in subsidiaries, associates and joint venture, net	*5*	31,304,650	32,690,684	12,502,396	12,514,416
Property and equipment, net	*6*	5,074,309	4,674,177	42,678	29,991
Property and equipment under concession agreements, net	*6*	17,499,071	18,776,371	-	-
Intangible assets, net	*6*	1,389,665	1,515,924	12,064	10,464
Deferred tax assets		398,506	83,659	-	-
Other non-current assets		502,193	450,324	31,389	27,194
Total non-current assets		**56,168,394**	**58,191,139**	**12,588,527**	**12,582,065**
Total assets		**63,197,276**	**67,266,870**	**14,386,818**	**15,202,519**

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 September 2008 and 31 December 2007

Liabilities and equity	*Note*	**Consolidated financial statements** 30 September 2008 (Unaudited)	**Consolidated financial statements** 31 December 2007	**Separate financial statements** 30 September 2008 (Unaudited)	**Separate financial statements** 31 December 2007
			(in thousand Baht)		
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	7	284,159	344,833	-	-
Trade accounts and notes payable	3	663,139	865,700	840	1,118
Accounts payable-equipment		110,415	141,159	-	-
Amounts due to related parties	3	5,241	11,195	5,549	3,210
Current portion of long-term borrowings	7	934,520	1,272,718	-	-
Accrued concession fees		546,261	529,795	-	-
Provision for unpaid concession fee and interest		3,613,960	3,289,489	-	-
Income tax payable		49,348	1,347,884	-	-
Other current liabilities	3	767,973	829,118	61,516	54,621
Total current liabilities		**6,975,016**	**8,631,891**	**67,905**	**58,949**
Non-current liabilities					
Long-term borrowings, net	7	7,952,955	8,453,637	-	-
Deferred tax liabilities		100,001	67,123	-	-
Long-term account payable-equipment		813,034	293,499	-	-
Other non-current liabilities	3	131,041	99,242	-	-
Total non-current liabilities		**8,997,031**	**8,913,501**	-	-
Total liabilities		**15,972,047**	**17,545,392**	**67,905**	**58,949**

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 30 September 2008 and 31 December 2007

	Note	Consolidated financial statements		Separate financial statements	
		30 September 2008 (Unaudited)	31 December 2007	30 September 2008 (Unaudited)	31 December 2007
		(in thousand Baht)			
Equity					
Share capital	*8*				
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital		3,201,067	3,196,857	3,201,067	3,196,857
Reserves	*8*				
Share premium		10,197,303	10,149,871	10,197,303	10,149,871
Unrealised gain on dilution of investments		4,088,352	3,998,014	-	-
Cumulative foreign currency translation adjustment		(66,178)	(99,286)	-	-
Retained earnings					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		19,475,367	22,127,021	420,543	1,296,842
Total equity attributable to equity holders of the Company		**37,395,911**	**39,872,477**	**14,318,913**	**15,143,570**
Minority interests		9,829,318	9,849,001	-	-
Total equity		**47,225,229**	**49,721,478**	**14,318,913**	**15,143,570**
Total liabilities and equity		**63,197,276**	**67,266,870**	**14,386,818**	**15,202,519**

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 30 September 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
			(in thousand Baht)		
Revenues					
Revenues from sales of goods and rendering of services		2,230,342	2,112,747	-	-
Dividends income		-	-	3,791,136	3,808,135
Gain on sale of investment in a subsidiary		-	5,126,285	-	-
Other income	*10*	35,669	59,938	15,103	12,870
Gain on foreign exchange		-	332,249	-	-
Share of profits from investments accounted for using the equity method		1,755,482	1,522,988	-	-
Total revenues		**4,021,493**	**9,154,207**	**3,806,239**	**3,821,005**
Expenses					
Cost of sales of goods and rendering of services		1,773,477	1,617,978	-	-
Concession fee		125,181	112,346	-	-
Loss on provision for interest on unpaid concession fee		108,947	108,687	-	-
Selling and administrative expenses		448,744	2,285,148	75,902	53,378
Loss on foreign exchange		146,124	-	-	-
Impairment loss on goodwill and investment in subsidiary and a joint venture		-	-	-	2,010,000
Directors' remuneration		6,559	7,000	3,390	4,223
Total expenses		**2,609,032**	**4,131,159**	**79,292**	**2,067,601**
Profit before interest and income tax expenses		**1,412,461**	**5,023,048**	**3,726,947**	**1,753,404**
Interest expense		(104,440)	(247,444)	-	-
Income tax expense		127,202	(2,176,819)	-	-
Profit for the period		**1,435,223**	**2,598,785**	**3,726,947**	**1,753,404**
Attributable to:					
Equity holders of the Company		1,503,762	753,713	3,726,947	1,753,404
Minority interest		(68,539)	1,845,072	-	-
Profit for the period		**1,435,223**	**2,598,785**	**3,726,947**	**1,753,404**
Earnings per share (Baht)	*11*				
Basic		0.47	0.24	1.16	0.55
Diluted		0.47	0.24	1.16	0.55

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of income

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Revenues					
Revenues from sales of goods and rendering of services		6,499,772	8,017,830	-	-
Dividends income		-	-	8,003,385	8,078,345
Gain on sale of investment in a subsidiary and a joint venture		-	5,533,120	-	270,979
Other income	*10*	130,418	165,773	48,010	28,471
Gain on foreign exchange		-	957,034	-	-
Share of profits from investments accounted for using the equity method		6,784,262	4,733,408	-	-
Total revenues		**13,414,452**	**19,407,165**	**8,051,395**	**8,377,795**
Expenses					
Cost of sales of goods and rendering of services		5,077,352	5,776,485	-	-
Concession fee		355,780	388,799	-	-
Loss on provision for unpaid concession fee and interest		324,471	428,766	-	-
Selling and administrative expenses		1,402,482	5,162,877	186,758	275,002
Loss on foreign exchange		92,312	-	-	-
Impairment loss on goodwill and investment in subsidiary and a joint venture		60,098	446,971	86,914	4,946,058
Impairment loss on concession asset		-	1,970,153	-	-
Directors' remuneration		20,152	19,214	11,200	11,238
Total expenses		**7,332,647**	**14,193,265**	**284,872**	**5,232,298**
Profit before interest and income tax expenses		**6,081,805**	**5,213,900**	**7,766,523**	**3,145,497**
Interest expense		(347,352)	(955,430)	-	(2,086)
Income tax expense		170,238	(2,413,273)	-	-
Profit for the period		**5,904,691**	**1,845,197**	**7,766,523**	**3,143,411**
Attributable to:					
Equity holders of the Company		5,991,168	229,636	7,766,523	3,143,411
Minority interest		(86,477)	1,615,561	-	-
Profit for the period		**5,904,691**	**1,845,197**	**7,766,523**	**3,143,411**
Earnings per share	*11*				
Basic		1.87	0.07	2.43	0.98
Diluted		1.87	0.07	2.43	0.98

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in equity

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

		Consolidated financial statements										
	Note	Issued and paid-up share capital	Warrants	Premium on share capital	Unrealised gain on dilution from investments	Unrealised (loss) gain from revaluation of current investment	Cumulative foreign currency translation adjustment	Retained earnings: Legal reserve	Retained earnings: Unappro-priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
		(in thousand Baht)										
Balance at 1 January 2007		3,196,302	789	10,141,235	3,966,024	(4,776)	(142,140)	500,000	24,363,417	42,020,851	8,251,042	50,271,893
Increased in share capital		444	(770)	7,361	-	-	-	-	-	7,035	-	7,035
Not exercised warrants		-	(19)	19	-	-	-	-	-	-	-	-
Unrealised gain on dilution from investments		-	-	-	43,218	-	-	-	-	43,218	-	43,218
Unrealised gain from revaluation of current investment		-	-	-	-	4,776	-	-	-	4,776	-	4,776
Profit for the period		-	-	-	-	-	-	-	229,636	229,636	1,615,561	1,845,197
Dividends		-	-	-	-	-	-	-	(3,196,400)	(3,196,400)	-	(3,196,400)
Foreign currency translation adjustment		-	-	-	-	-	42,142	-	-	42,142	-	42,142
Minority interests increased during the period		-	-	-	-	-	-	-	-	-	67,351	67,351
Balance at 30 September 2007		3,196,746	-	10,148,615	4,009,242	-	(99,998)	500,000	21,396,653	39,151,258	9,933,954	49,085,212
Balance at 1 January 2008		3,196,857	-	10,149,871	3,998,014	-	(99,286)	500,000	22,127,021	39,872,477	9,849,001	49,721,478
Increased in share capital	8	4,210	-	47,432	-	-	-	-	-	51,642	-	51,642
Unrealised gain on dilution from investments		-	-	-	90,338	-	-	-	-	90,338	-	90,338
Profit (loss) for the period		-	-	-	-	-	-	-	5,991,168	5,991,168	(86,477)	5,904,691
Dividends	15	-	-	-	-	-	-	-	(8,642,822)	(8,642,822)	-	(8,642,822)
Foreign currency translation adjustment		-	-	-	-	-	33,108	-	-	33,108	-	33,108
Minority interests increased during the period		-	-	-	-	-	-	-	-	-	66,794	66,794
Balance at 30 September 2008		3,201,067	-	10,197,303	4,088,352	-	(66,178)	500,000	19,475,367	37,395,911	9,829,318	47,225,229

The accompanying notes are an integral part of these financial statements

SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited and its Subsidiaries
Statements of changes in equity
For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

		Separate financial statements						
					Unrealised (loss) gain from revaluation of current investment	Retained earnings		Total equity attributable to equity holders of the Company
	Note	Issued and paid-up share capital	Warrants	Premium on share capital		Legal reserve	Unappro-priated	
					(in thousand Baht)			
Balance at 1 January 2007		3,196,302	789	10,141,235	(4,776)	500,000	1,406,685	15,240,235
Increased in share capital		444	(770)	7,361	-	-	-	7,035
Not exercised warrents		-	(19)	19	-	-	-	-
Unrealised gain from revaluation of current investment		-	-	-	4,776	-	-	4,776
Profit for the period		-	-	-	-	-	3,143,411	3,143,411
Dividend		-	-	-	-	-	(3,196,400)	(3,196,400)
Balance at 30 September 2007		3,196,746	-	10,148,615	-	500,000	1,353,696	15,199,057
Balance at 1 January 2008		3,196,857	-	10,149,871	-	500,000	1,296,842	15,143,570
Increased in share capital	*8*	4,210	-	47,432	-	-	-	51,642
Profit for the period		-	-	-	-	-	7,766,523	7,766,523
Dividend	*15*	-	-	-	-	-	(8,642,822)	(8,642,822)
Balance at 30 September 2008		3,201,067	-	10,197,303	-	500,000	420,543	14,318,913

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Cash flows from operating activities				
Profit for the period of equity holders of the Company	5,991,168	229,636	7,766,523	3,143,411
Adjustments for				
Depreciation and amortisation charges	1,920,501	2,228,403	12,233	14,487
Interest income	(117,326)	(134,598)	(46,048)	(25,730)
Interest expense	347,352	955,430	-	2,086
Income tax expense	(170,238)	2,413,273	-	-
Impairment loss on goodwill and investment and provision liability	60,098	446,971	86,914	4,946,058
Impairment of equipment under concession agreements	-	1,970,153	-	-
Share of net results in associates	(6,784,262)	(4,733,408)	-	-
Gain on sale of investment in a subsidiary and joint venture	-	(5,533,120)	-	(270,979)
Dividend income	-	-	(8,003,385)	(8,078,345)
Unrealised (gain) loss on exchange rates	57,905	(465,066)	-	-
Allowance for doubtful accounts	41,651	2,832,394	-	-
Profit (loss) for the period of minority interest	(86,477)	1,615,561	-	-
Others	184,958	111,957	(1,978)	5,601
	1,445,330	1,937,586	(185,741)	(263,411)
Changes in operating assets and liabilities				
Trade accounts, notes receivable and accrued income	71,243	830,803	-	12,305
Loans and accrued interest receivable	-	2,803,809	-	-
Inventories	75,990	(290,215)	-	-
Other current assets	(13,458)	30,951	5,082	7,073
Other non-current assets	(24,512)	767,755	(5,445)	(4,893)
Trade accounts and notes payable	(213,842)	(510,711)	(278)	(1,625)
Accrued concession fees	340,937	491,263	-	-
Other current liabilities	(54,545)	382,800	6,265	(24,896)
Other non-current liabilities	31,799	191,236	-	-
Interest received	162,618	161,629	50,123	28,722
Interest paid	(369,149)	(974,598)	-	(2,086)
Income tax paid	(34,215)	(1,544,141)	-	-
Net cash provided by (used in) operating activities	**1,418,196**	**4,278,167**	**(129,994)**	**(248,811)**

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Cash flows from investing activities				
Net cash outflow on acquisition of a subsidiary and joint venture	-	-	(77,000)	(3,450,000)
Purchased of property and equipment	(400,136)	(1,117,549)	(19,083)	(7,296)
Purchase of other intangible assets	(28,318)	(59,976)	(4,478)	(112)
Net cash outflow on investments in property and equipment under concession agreements	-	(7,450)	-	-
(Increased) decrease in current investments	(96,692)	(889,982)	(96,692)	81,731
(Increased) decrease in loans and advances to related parties	9,206	(10,432)	20,000	(702,616)
Net cash inflow on disposal of a subsidiry and joint venture	-	6,929,249	-	471,879
Cash outflow from sale of investment in a subsidiary	(60,126)	-	-	-
Cash inflow from liquidation in a subsidiary and joint venture	-	-	2,127	-
Cash inflow from decrease in associate's capital	187,575	-	-	-
Cash inflow from sale of other investment	-	-	138	-
Net cash inflow on disposal of equipment and other intangible assets	3,294	26,769	1,758	3,134
Dividends received	8,068,928	8,046,420	8,003,385	8,078,345
Income tax paid from gain on sale of investment in subsidiary	(1,353,504)	-	-	-
Net cash provided by investing activities	**6,330,227**	**12,917,049**	**7,830,155**	**4,475,065**
Cash flows from financing activities				
Receipts from short-term loans	130,261	796,983	-	-
Receipts from long-term borrowings	297,780	33,612	-	-
Receipts from increase in share capital	51,642	7,035	51,642	7,035
Repayments of short-term loans	(185,119)	(2,905,672)	-	(600,000)
Repayments of long-term borrowings	(1,277,226)	(10,323,750)	-	(527)
Dividends paid	(8,642,822)	(3,196,400)	(8,642,822)	(3,196,400)
Net cash used in financing activities	**(9,625,484)**	**(15,588,192)**	**(8,591,180)**	**(3,789,892)**

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Net increase (decrease) in cash and cash equivalents	**(1,877,061)**	**1,607,024**	**(891,019)**	**436,362**
Cash and cash equivalents at beginning of period	6,446,712	5,571,782	2,575,298	1,192,883
Effects of exchange rate changes on balances				
held in foreign currencies	(2,118)	(531)	-	-
Cash and cash equivalents at end of period	**4,567,533**	**7,178,275**	**1,684,279**	**1,629,245**
Non-cash transactions				
Purchased of property and equipment and				
other intangible assets by liabilities	566,628	78,370	6,863	2,957
Property and equipment under finance leases	5,964	-	-	-

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month and nine-month periods ended 30 September 2008 and 2007
(Unaudited)

Note **Contents**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

The interim financial statements have been approved for issue by the board of directors on 11 November 2008.

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The principle shareholders of the Company are Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), holding 54.43% and 41.68%, respectively. Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions within the Group including management and related entities of the Company, also the entities within the Cedar, Aspen and Temasek group are recognized as related party transactions of the Company.

The Company, its subsidiaries, associates, and joint ventures (together "the Shin Corp Group" or "the Group") are principally engaged in the satellite, internet, telecommunications, media and advertising, ITV Public Company Limited, who operated a television channel business, ceased its operation as a result of the revocation of the Concession Agreement since 7 March 2007. In June 2007, the Company sold Asia Aviation Company Limited, a holding of Thai AirAsia Company Limited who operated a low-fare airline business. In December 2007, the Company sold Capital OK Company Limited, who operated consumer finance business

The principal business units are Shin Corporation Public Company Limited and Thaicom Public Company Limited (Formerly Shin Satellite Public Company Limited), its subsidiary, Advanced Info Service Public Company Limited and CS Loxinfo Public Company Limited, its associates. All of these companies are listed on the Stock Exchange of Thailand.

Detail of the Company's subsidiaries, a joint venture and associates as at 30 September 2008 were as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 September 2008	Ownership interest 31 December 2007
			(%)	
Subsidiaries				
Thaicom Public Company Limited (Formerly Shin Satellite Public Company Limited) and its Group	Operating transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, telephone network services in foreign countries and engineering and development services on communication technology and electronics	Thailand	41.14	41.28
ITV Public Company Limited And its Group	At present, ITV has ceased its operation (note12) which operated broadcasting of UHF system, lease of equipment for program production, producing TV programs and arranging related marketing events.	Thailand	52.92	52.92
I.T. Applications and Service Company Limited	Computer services	Thailand	99.99	99.99
Matchbox Company Limited (Formerly SC Matchbox Company Limited)	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	99.96	99.96
Payment Solution Company Limited (Sold during the period)	Providing cash card service	Thailand	-	99.99
Associate				
Advanced Info Service Public Company Limited and its Group	Operating a 900-MHz and 1800-MHz cellular telephone system, payment via mobile phone, international telephone service, datakit virtual circuit switch, call center service, internet, broadband internet, internet gateway, voice over IP, IP television, distributing electronic cash card and cellular phones.	Thailand	42.67	42.72

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 September 2008	31 December 2007
			(%)	
Associate of THCOM				
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet, satellite uplink downlink services for domestic and international communications, the printing and publishing of telephone directories, the conducting classified and printing directories businesses and mobile contents	Thailand	43.48	43.48
Joint venture				
Arc Cyber Company Limited (Liquidated during the period)	Internet business	Thailand	-	47.50

2 Basis of preparation of financial statements

(a) Basis of preparation of financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standards No. 41 (revised 2007) *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions, applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2007. The focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2007.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise as stated.

In 2008, the Group adopted the following new Thai Accounting Standards (TAS) which are relevant to its operations:

TAS 25 (revised 2007)	*Cash Flows Statements*
TAS 29 (revised 2007)	*Leases*
TAS 31 (revised 2007)	*Inventories*
TAS 33 (revised 2007)	*Borrowing Costs*
TAS 35 (revised 2007)	*Presentation of Financial Statements*
TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*
TAS 51	*Intangible Assets*

The adoption of these new and revised TAS does not have any material impact on the consolidated or separate financial statements.

Accounting policies in the interim financial statements for the nine-month period ended 30 September 2008 are consistent with those applied in the financial statements for the year ended 31 December 2007, unless the following:

Goodwill Recognition

The following change of accounting policy by the Group has no effect on the separate financial statements of the Company.

Until 31 December 2007, the Group accounted for goodwill arising from a business combination at cost less accumulated amortisation and accumulated impairment losses. Amortisation was charged to the statement of income over the estimated useful life not exceed 20 years.

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) "*Business Combinations*" which is effective for accounting periods beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognise goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to discontinue amortising such goodwill; eliminate the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008 test all goodwill arising from business combinations for impairment in accordance with TAS 36 "*Impairment of Assets*".

The Group has, accordingly, changed its accounting policy for goodwill prospectively from 1 January 2008. The financial statements for the year ended 31 December 2007 have not been affected by this change in accounting policy. The effect of the change in accounting policy on the Group's consolidated financial statements for the nine-month period ended 30 September 2008 is to reduce the charge to the statement of income resulting from the amortization of goodwill that would have been recognized under the previous accounting policy by approximately Baht 11.52 million. Also, the share of the net result from associates increase upon cessation of goodwill amortisation related to associates of Baht 382.71 million.

(b) Financial status of ITV Public Company Limited and its Group ("ITV")

As at 30 September 2008, ITV's current liabilities exceed its current assets by an amount of Baht 2,506 million and deficit in excess of its share capital by an amount of Baht 2,506 million (31 December 2007 and 30 September 2007, ITV's current liabilities exceed its current assets by an amount of Baht 2,095 and 1,921 million and deficit in excess of its share capital by an amount of Baht 2,167 and 2,053 million, respectively). In addition, as discussed in note 12 (d) to the financial statements, in consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable for unpaid concession fee totalling Baht 2,210 million and the interest on the total unpaid concession fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million. ITV has not yet paid these unpaid concession fee including interest and penalty. The company's concession agreement was revoked on 7 March 2007 by the PMO therefore; the company ceased its operation at that date. In addition, the PMO claimed the undelivered value of assets under concession amounting to Baht 656 million plus interest on 30 March 2007. Also, the Stock Exchange of Thailand ("SET") has suspended trading of ITV's stock. ITV is in the process of preparing development plans to resolve the cause of delisting and a plan to undertake new business and rehabilitation of the Stock Exchange of Thailand, which is still within the two-year time frame provided by SET for resolving of delisting. In addition, ITV is still in the arbitral proceeding regarding the unpaid concession fee including interest, penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets including its interest. These events indicate a material uncertainty which may cost significant doubt on ITV's ability to continue as a going concern.

The consolidated financial statements of the Company and its subsidiaries include the financial statements of ITV, which have been prepared on a going concern basis. Accordingly, the recorded assets and liabilities of ITV, and therefore, the recorded deficit in excess of ITV's issued share capital amounting to Baht 2,506 million as at 30 September 2008 and Baht 2,167 million as at 31 December 2007 has been taken up in full in the consolidated financial statements in accordance with generally accepted accounting principles.

However, the Company's legal liability for any losses incurred by ITV is limited to the Company's share of the par value of ITV's issued share capital. This liability has been recognized in full in the Company's financial statements. In the event that ITV is unable to continue its operations and the Company declines to make further funds available to ITV the Company's consolidated liabilities would be reduced by Baht 2,506 million as at 30 September 2008 and Baht 2,167 million as at 31 December 2007 with corresponding increases in consolidated retained earnings and shareholders' equity as at the same dates.

3 Related party transactions and balance

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions.

Shin Corporation Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month and nine-month periods ended 30 September 2008 and 2007
(Unaudited)

Significant transactions for the three-month and nine-month periods ended 30 September 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
Three-month periods ended 30 September	2008	2007	2008	2007
	(in thousand Baht)			
Sales of goods and services				
Subsidiaries				
Interest received	-	-	-	331
Dividend received	-	-	-	17,000
Sale of asset	-	-	640	954
	-	**-**	**640**	**18,285**
Associates				
Computer services income	23,435	27,496	-	-
Advertising income	91,616	114,657	-	-
(Gross 2008: Baht 329,036 thousand 2007: Baht 351,032 thousand)				
Rental income and others	11,933	24,109	-	-
Dividend received	3,791,136	3,841,156	3,791,136	3,791,136
	3,918,120	**4,007,418**	**3,791,136**	**3,791,136**
Joint venture				
Rental income and others	7,072	13,987	-	-
	7,072	**13,987**	**-**	**-**
Related party				
Sold investment in a subsidiary	-	6,709,280	-	-
	-	**6,709,280**	**-**	**-**
Purchase of goods and services				
Subsidiaries				
Advertising expenses and others	-	-	5,692	5,573
	-	**-**	**5,692**	**5,573**
Associates				
Rental and other expenses	10,793	15,258	300	263
	10,793	**15,258**	**300**	**263**
Joint venture				
Advertising expenses and others	14	21	-	-
	14	**21**	**-**	**-**
Related party				
Rental and other expenses	3,613	22,337	-	-
	3,613	**22,337**	**-**	**-**
Directors' remuneration	6,559	7,000	3,390	4,223
	6,559	**7,000**	**3,390**	**4,223**
Dividend paid				
Major shareholders	3,538,276	-	3,538,276	-
Directors	363	-	363	-
	3,538,639	**-**	**3,538,639**	**-**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Consolidated financial statements		Separate financial statements	
Nine-month periods ended 30 September	2008	2007	2008	2007
	(in thousand Baht)			
Sales of goods and services				
Subsidiaries				
Interest received	-	-	404	331
Dividend received	-	-	42,000	116,960
Sale of asset	-	-	640	954
	-	**-**	**43,044**	**118,245**
Associates				
Computer services income	67,053	77,933	-	-
Advertising income	259,544	351,552	-	-
(Gross 2008: Baht 899,637 thousand 2007: Baht 1,081,363 thousand)				
Rental income and others	39,923	55,310	-	-
Dividend received	8,068,928	8,046,419	7,961,386	7,961,386
	8,435,448	**8,531,214**	**7,961,386**	**7,961,386**
Joint venture				
Rental income and others	35,058	20,643	-	-
	35,058	**20,643**	**-**	**-**
Related party				
Sold investment in a subsidiary	-	6,709,280	-	-
	-	**6,709,280**	**-**	**-**
Purchase of goods and services				
Subsidiaries				
Advertising expenses and others	-	-	12,471	21,340
	-	**-**	**12,471**	**21,340**
Associates				
Rental and other expenses	32,454	35,849	1,014	802
	32,454	**35,849**	**1,014**	**802**
Joint venture				
Advertising expenses and others	1,811	21	-	-
	1,811	**21**	**-**	**-**
Related party				
Rental and other expenses	11,980	83,559	-	-
	11,980	**83,559**	**-**	**-**
Directors' remuneration	20,152	19,214	11,200	11,238
	20,152	**19,214**	**11,200**	**11,238**
Dividend paid				
Major shareholders	8,307,257	3,076,762	8,307,257	3,076,762
Directors	878	424	878	424
	8,308,135	**3,077,186**	**8,308,135**	**3,077,186**

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Balances as at 30 September 2008 and 31 December 2007 with related parties are as follows:

	Consolidated financial statements		Separate financial statements	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in thousand Baht)			
Trade accounts and notes receivable - related parties				
Associates	273,786	305,171	-	-
Joint venture	24,693	20,725	-	-
Total	**298,479**	**325,896**	**-**	**-**
Accrued income - related parties				
Associates	2,847	13,827	-	-
Joint venture	2,686	11,175	-	-
Total	**5,533**	**25,002**	**-**	**-**
Amounts due from and advances loans to related parties				
Subsidiaries	-	-	-	20,000
Associates	1,127	5	-	-
Joint venture	3,612	16,550	-	-
Related party	-	20	-	-
Total	**4,739**	**16,575**	**-**	**20,000**
Other current assets				
Subsidiaries	-	-	-	135
Related party	281	281	-	-
Total	**281**	**281**	**-**	**135**

Movements during the nine-month period ended 30 September 2008 of loan to subsidiaries are as follows:

	Separate financial statements *(in thousand Bath)*
At 1 January 2008	20,000
Addition	18,000
Repayment	(38,000)
At 30 September 2008	-

The Company granted an unsecured loan to Payment Solution Company Limited ("PSC").The interest rate was 5.75% per annum which was 3.5% above the average rate of the three-month fixed deposit rate of three major banks. The loan was repaid in March 2008.

	Consolidated financial statements		Separate financial statements	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in thousand Baht)			
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	-	104
Associates	46,263	33,633	-	118
Joint venture	249	249	-	-
Related parties	1,353	546	-	-
Total	**47,865**	**34,428**	**-**	**222**
Amounts due to related parties				
Subsidiaries	-	-	5,489	3,210
Associates	524	2,042	60	-
Joint venture	1,983	6,211	-	-
Related parties	2,734	2,942	-	-
Total	**5,241**	**11,195**	**5,549**	**3,210**
Other current liabilities - related parties				
Subsidiaries	-	-	649	1,740
Associates	42,429	61,149	-	32
Total	**42,429**	**61,149**	**649**	**1,772**
Other non-current liabilities - related parties				
Associates	19,536	31,450	-	-
Total	**19,536**	**31,450**	**-**	**-**

Warrants granted to directors (note 8)

Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 31 December 2007, the Company had a contingent liability for a loan guarantee for a subsidiary in the amount of Baht 20.5 million *(As at 30 September 2008: nil).*

2. As at 31 December 2007, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 806.6 million *(As at 30 September 2008: nil).*

4 Trade accounts, notes receivable and accrued income

	Note	Consolidated financial statements 30 September 2008	31 December 2007
		(in thousand Baht)	
Trade accounts and notes receivable			
Related parties	*3*	298,479	325,896
Other parties		1,284,424	1,365,410
Accrued income			
Related parties	*3*	5,533	25,002
Other parties		156,354	100,917
		1,744,790	**1,817,225**
Less allowance for doubtful accounts		(443,166)	(403,445)
Net		**1,301,624**	**1,413,780**

Aging analyses for trade accounts and notes receivable were as follows:

	Consolidated financial statements 30 September 2008	31 December 2007
	(in thousand Baht)	
Other parties		
Within credit terms	255,622	302,314
Overdue:		
Less than 3 months	241,276	309,533
3 - 6 months	163,857	157,458
6 - 12 months	80,032	105,436
Over 12 months	543,637	490,669
Total	**1,284,424**	**1,365,410**
Less allowance for doubtful accounts	(443,166)	(403,445)
Net	**841,258**	**961,965**

5 Investments in subsidiaries, associates and joint venture

	Consolidated financial statements 30 September 2008	**Separate financial statements** 30 September 2007
	(in thousand Baht)	
At 1 January 2008	**32,690,684**	**12,514,416**
Share of net profits of investments - equity method	6,784,262	-
Increased in investment	-	77,000
Dividend received from associates	(8,068,928)	-
Capital reduction of investment in an associate	(187,575)	-
Received from liquidation of a joint venture	-	(2,020)
Unrealised gain on dilution from investment in an associate	86,207	-
Allowance for impairment	-	(87,000)
At 30 September 2008	**31,304,650**	**12,502,396**

Investments in subsidiaries, associates and joint venture as at 30 September 2008 and 31 December 2007 and dividend income from those investments for the nine-month periods ended 30 September are as follows:

Consolidated financial statements

	Ownership interest		Paid-up capital		Cost method		Equity method		Dividend income for the nine - month periods ended	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	30 September 2007
	(%)		*(in thousand Baht)*							
Associates										
Advanced Info Service Public Company Limited	42.67	42.72	2,961,740	2,958,123	8,807,456	8,807,456	31,023,940	32,195,127	7,961,385	7,961,385
CS Loxinfo Public Company Limited	43.48	43.48	157,347	626,899	1,481,525	1,669,100	280,710	495,557	107,543	85,035
Total			3,119,087	3,585,022	10,288,981	10,476,556	31,304,650	32,690,684	8,068,928	8,046,420

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Separate financial statements

	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for the nine- month periods ended	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	30 September 2007
	(%)						(in thousand Baht)					
Subsidiaries												
Thaicom Public Company Limited	41.14	41.28	5,479,688	5,461,094	3,612,974	3,612,974	-	-	3,612,974	3,612,974	-	-
ITV Public Company Limited	52.92	52.92	6,033,487	6,033,487	3,297,255	3,297,255	(3,297,255)	(3,297,255)	-	-	-	-
I.T. Applications and Services Company Limited	99.99	99.99	10,000	10,000	10,000	10,000	-	-	10,000	10,000	42,000	17,000
Matchbox Company Limited	99.96	99.96	9,000	9,000	71,966	71,966	-	-	71,966	71,966	-	99,960
Payment Solution Company Limited	-	99.99	-	550,000	-	10,000	-	-	-	10,000	-	-
			11,532,175	12,063,581	6,992,195	7,002,195	(3,297,255)	(3,297,255)	3,694,940	3,704,940	42,000	116,960
Associate												
Advance Info Service Public Company Limited	42.67	42.72	2,961,740	2,958,123	8,807,456	8,807,456	-	-	8,807,456	8,807,456	7,961,385	7,961,385
			2,961,740	2,958,123	8,807,456	8,807,456	-	-	8,807,456	8,807,456	7,961,385	7,961,385
Joint venture												
Arc Cyber Company Limited	-	47.50	-	279,800	-	2,020	-	-	-	2,020	-	-
			-	279,800	-	2,020	-	-	-	2,020	-	-
Total			14,493,915	15,301,504	15,799,651	15,811,671	(3,297,255)	(3,297,255)	12,502,396	12,514,416	8,003,385	8,078,345

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Significant movements in investments during the nine-month period ended 30 September 2008 was as follows:

(a) Investment in Payment Solution Company Limited ("PSC")

In 2008, the Company had a capital injection to PSC Baht 77 million. The Company sold all investments in PSC and received proceeds from sale and transferred PSC's share on 24 April 2008. And the Company recognised impairment loss on the investment of Baht 87 million in the separated financial statement of income and Baht 60 million in the consolidated financial statement for the first quarter of 2008.

(b) Arc Cyber Company Limited

On 2 July 2008, Arc Cyber Company Limited finalised the liquidated registration with the Ministry of Commerce.

(c) Capital reduction in Media Connex Co., Ltd ("MC"), a subsidiary of ITV

On 2 April 2008, the board of directors meeting of MC resolved a capital reduction. The capital reduction involved a Baht 37.5 million reduction in the company's paid-up capital from the original paid-up amount of Baht 50 million to Baht 12.50 million. This capital reduction represents a 75% decreased from its total registered and paid-up capital, and a reduction in the total shares outstanding of 5,000,000 shares, at a par value of Baht 10, to 1,250,000 shares of the same par value and on 3 September 2008, the board of directors meeting of ITV resolved to liquidate MC.

(d) Changes in investments Thaicom Public Company Limited Group ("THCOM")

The incorporation of Cambodian DTV Network Limited ("CDN") in Cambodia

On 14 November 2007, at the board of directors' meeting of THCOM, the board of directors passed a resolution to approve the incorporation of CDN in Cambodia for sales of television equipments. On 30 January 2008, CDN registered with the Ministry of Commerce of Cambodia with registered capital of Cambodian Riel 4 million (1,000 US Dollar).

On 28 May 2008, CDN registered additional capital of Cambodian Riel 400 million (100,000 US Dollar), divided into 1,000 shares of Cambodian Riel 400,000 each (100 US Dollar).

Reduction in par value of CS Loxinfo Public Company Limited ("CSL")

At the annual general meeting of the shareholders of CSL held on 9 April 2008, the shareholders passed a resolution to approve the decrease of capital by reducing the par value of the company's share from Baht 1 per share to Baht 0.25 per share, paid-up capital from Baht 629,387,302 to Baht 157,346,825.50 and registered capital from Baht 660,849,474 to Baht 165,212,368.50. The capital reduction was registered with the Ministry of Commerce on 30 June 2008. The amount to be returned to shareholders of Baht 433,265,476.50, excluding the amount payable on treasury share, will be paid on 10 July 2008.

The purchase of common shares in CSL Group

On 31 January 2008, AD venture Company Limited ("ADV"), a subsidiary of CSL, acquired 2.4 million common shares, or 30% of registered and paid-up capital, of Shineedotcom Company Limited ("Shinee") from Mitsui Company Limited in the amount of Baht 15.10 million. As a result, ADV holds 100% share capital of Shinee.

Shin Broadband Internet (Thailand) Company Limited, was changed its name to "DTV Service Company Limited" ("DTV")

Shin Broadband Internet (Thailand) Company Limited, a subsidiary of THCOM, changed its name "DTV Service Company Limited", which was registered with the Ministry of Commerce on 23 April 2008.

Reduction in registered capital of DTV

On 8 September 2008, the extraordinary shareholders' meeting of DTV Service Company Limited passed a resolution to approve the decrease of registered capital from Baht 947,285,000 to Baht 398,791,470 by reducing 54,849,353 ordinary shares at Baht 10 each, in the proportion of shares held by THCOM. As the result, registered capital of DTV is Baht 398,791,470 representing 39,879,147 ordinary shares at Baht 10 each. The capital reduction of DTV was registered with the Ministry of Commerce on 3 November 2008.

Sale of investment in NTU Company Limited ("NTU")

On 28 September 2008, the Company sold 19,999 shares of its current investment in NTU, or 16.67% of NTU registered share capital, to DTV in the amount of Baht 139,993. This resulted to the investment in NTU that holds by DTV increased to 88.52%

Loxley Information Services Company Limited ("Loxserve")

At the extraordinary shareholders' meetings No. 1/2008 and No. 2/2008, on 6 May 2008 and 21 May 2008 respectively, of Loxserve a subsidiary of CSL, passed a resolution for liquidation of Loxserve. It was registered with the Ministry of Commerce on 29 May 2008. Currently, Loxserve is in process of liquidation.

At the extraordinary shareholders' meeting No. 3/2008, held on 26 June 2008, of Loxley Information Services Company Limited, the shareholders passed a resolution to approve the partial capital return to its shareholders of Baht 10 per share, totaling Baht 260 million, and paid to shareholders on 27 June 2008.

Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the ordinary shareholders' meeting of LTC, a joint venture of THCOM, on 19 February 2008, the shareholders passed a resolution to approve a dividend payment of USD 12 million to shareholders in respect of the operations of LTC in 2007. At the Extraordinary Meeting of the shareholders of LTC held on 26 July 2008, the shareholders approved an interim dividend of USD 10 million.

(e) Dividend payment of a subsidiary and associates

Company	Dividend per share	Interim dividend payment in 2007 *(Baht/ share)*	Dividend payment in 2008
Annual dividend 2007			
ITAS (a subsidiary)	42.00	-	42.00
ADVANC (an associate)	6.30	3.00	3.30
CSL (an associate)	0.40	0.20	0.20
Interim dividend 2008			
ADVANC (an associate)	3.00	-	3.00
CSL (an associate)	0.23	-	0.23

6 Capital expenditure and commitments

	Consolidated financial statements		
	Property and equipment	Property and equipment under concession agreements *(in thousand Baht)*	Intangible assets
Transactions during the nine-month period ended 30 September 2008			
Net book value as at 1 January 2008	**4,674,177**	**18,776,371**	**1,515,924**
Additions	939,818	-	61,364
Disposals	(2,023)	-	-
Transfers, net	(2,864)	4,523	(32,095)
Write-offs, net	(20,923)	-	-
Decrease investment in subsidiary, net	(30,665)	-	(15,168)
Depreciation/amortisation charge	(539,090)	(1,281,823)	(99,588)
Allowance for impairment	(43,629)	-	(43,680)
Foreign currency translation adjustment	99,508	-	2,908
Net book value as at 30 September 2008	**5,074,309**	**17,499,071**	**1,389,665**
As at 30 September 2008			
Cost	8,743,052	30,401,705	3,144,178
Less Accumulated depreciation/amortisation	(3,631,448)	(11,001,642)	(649,079)
Less Allowance for impairment	(37,295)	(1,900,992)	(1,105,434)
Net book value	**5,074,309**	**17,499,071**	**1,389,665**

As at 30 September 2008, consolidated property and equipment included a joint venture property and equipment under concession agreements of approximately Baht 1,455 million *(As at 31 December 2007: Baht 1,611 million)*. According to the concession agreement, the joint venture must transfer its ownership of the property and equipment to the Government of Cambodia on the expiration date of the concession agreement on 4 March 2028.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Separate financial statements	
	Property and equipment	Intangible assets
	(in thousand Baht)	
Transactions during the nine-month period ended 30 September 2008		
Net book value as at 1 January 2008	**29,991**	**10,464**
Additions	22,052	4,477
Disposals	(9)	-
Depreciation/amortisation charge	(9,356)	(2,877)
Net book value as at 30 September 2008	**42,678**	**12,064**
As at 30 September 2008		
Cost	110,564	60,240
Less Accumulated depreciation/amortisation	(67,886)	(48,176)
Net book value	**42,678**	**12,064**

7 Borrowings

	Consolidated financial statements 30 September 2008 *(in thousand Baht)*
Current	
Bank overdrafts and short-term from financial institutes	**284,159**
Current portion of long-term borrowings	930,842
Finance lease liabilities	3,678
	934,520
Non-current	
Long-term borrowings	7,938,196
Finance lease liabilities	14,759
	7,952,955
Total borrowings	**9,171,634**

The movements in the borrowings for the nine-month period ended 30 September 2008 was as follows:

	Consolidated financial statements *(in thousand Baht)*
At 1 January 2008	**10,071,057**
Additions	434,005
Repayments	(1,462,345)
Decreased investment in a subsidiary, net	(25,084)
Amortisation of finance costs	83,732
Unrealised gain from exchange rate	70,274
Foreign currency translation adjustment	(5)
At 30 September 2008	**9,171,634**

Credit facilities

As of 30 September 2008, the Group's available credit facilities for loans from local and overseas banks were Baht 1,344 million and USD 19 million *(As of 31 December 2007: Baht 1,199 million and USD 6.5 million).*

The prepayment of ITV's loan

The board of directors of ITV approved to complete repayment of existing loan, amounting to Baht 147 million paid in September 2008.

The negotiation on the rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

The terms and conditions of the restructuring of the IPSTAR and Thaicom 5 facilities were agreed between the borrower and the lenders under agreements dated 28 March 2008. The repayment terms for the principal were extended from monthly repayments to semi annual repayment and interest payment was extended from monthly repayments on the 15th of each month to quarterly repayment. The first repayment of principal and interest is due on May 2008. The final repayment for iPSTAR satellite and Thaicom 5 projects is as follow:

	Principal As at 30 September 2008 (USD million)	Principal repayment terms	Final principal repayment due
iPSTAR satellite project			
- US Ex-IM Bank Facility Agreement	107.54	Semi-annual	November 2013
- COFACE Facility Agreement	47.68	Semi-annual	November 2013
- Commercial Loan Facility Agreement	35.01	Semi-annual	May 2010
Thaicom 5 satellite project			
- COFACE Facility Agreement	61.32	Semi-annual	May 2015
Total	**251.55**		

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The loans under each loan credit agreement bear interest at various rates ranging from 2.58% to 5.50% per annum. These rates are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates.

8 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows:

	For the nine-month period ended 30 September 2008				
		Issued and fully paid-up shares			
	Authorised number of shares	Number of shares	Ordinary shares	Share premium	Total
	(in thousand Shares)		*(in thousand Baht)*		
At 1 January 2008	5,000,000	3,196,857	3,196,857	10,149,871	13,346,728
Issue of shares	-	4,210	4,210	47,432	51,642
At 30 September 2008	**5,000,000**	**3,201,067**	**3,201,067**	**10,197,303**	**13,398,370**

Warrants

Movements in the number of outstanding warrants are as follows:

	For the nine-month period ended 30 September 2008				
	Opening balance	Exercised during the period	Granted during the period	Expired during the period	Closing balance
			(in thousand units)		
ESOP - Grant II					
- Directors	3,584	(3,584)	-	-	-
- Employees	272	(194)	-	(78)	-
Total	**3,856**	**(3,778)**	-	**(78)**	-
ESOP - Grant III					
- Directors	6,420	-	-	-	6,420
- Employees	2,719	-	-	-	2,719
Total	**9,139**	-	-	-	**9,139**
ESOP - Grant IV					
- Directors	9,356	-	-	-	9,356
- Employees	6,644	-	-	-	6,644
Total	**16,000**	-	-	-	**16,000**
ESOP - Grant V					
- Directors	6,159	-	-	-	6,159
- Employees	7,931	-	-	-	7,931
Total	**14,090**	-	-	-	**14,090**
Total	43,085	(3,778)	-	(78)	39,229

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered five grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are as follows:

	Issued date	Issued units *(in million units)*	Percentage*	Exercise price *(Baht/unit)***	Exercise period Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	16.645	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	18.08	0.61	11.999	Expired since 30 May 2008	
ESOP - Grant III	31 May 2004	13.66	0.46	31.209	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	36.271	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	33.761	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.
** The latest adjustment of exercised price was on 26 August 2008.

b) Increase in share capital of the companies in the Group

In 2008, certain warrants issued to directors and employees (ESOP) of ADVANC and THCOM were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce during January to September 2008, as follows:

Company	Units of exercise *(in thousand units)*	Share capital increased *(in thousand Baht)*		Premium on share capital increased *(in thousand Baht)*		Decrease in % of interest of the Company	
		from	to	from	to	from	to
ADVANC	3,262	2,958,123	2,961,740	21,250,964	21,545,336	42.72	42.67
THCOM	1,818	5,461,094	5,479,688	4,297,234	4,301,990	41.28	41.14

SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Segment information

The Group is organised into the following main business segments:

Local wireless telecommunications	Provision of local mobile telecommunication trading and rental of telecommunications equipment and accessories in Thailand.
Satellite business and international business	Transponder rental and related services including the provision of earth station services, uplink and downlink services and including internet services. The international businesses provide mobile telecommunications trading, fixed-line phones, public phones, public international facilities and internet services in Laos PDR and fixed line, mobile phone and internet services in Cambodia.
Media and advertising	Airtime rental, television broadcasting (*ceased its operation due to the revocation of the Concession Agreement in March 2007*) and the provision of advertising services to the group and third parties.
Consumer finance	Consumer finance business (*sold investment in OK in December 2007*)
Airline	Providing a low-fare airline service (*sold investment in AA in June 2007*)
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible and information technology businesses.

Financial information by business segments:

	For the three-month period ended 30 September 2008					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	1,782,215	411,952	52,054	(15,879)	2,230,342
Cost of sales and services	-	(1,485,363)	(383,480)	(33,125)	3,310	(1,898,658)
Selling and administrative expenses	-	(338,767)	(154,999)	(95,447)	24,963	(564,250)
Gain (loss) from operating activities	-	**(41,915)**	**(126,527)**	**(76,518)**	**12,394**	**(232,566)**
Share of net profits from investments - equity method	1,722,393	33,089	-	-	-	1,755,482
Loss on foreign exchange	-	(146,115)	(11)	-	2	(146,124)
Other income	-	11,527	9,042	15,600	(500)	35,669
Profit (loss) before interest and tax	**1,722,393**	**(143,414)**	**(117,496)**	**(60,918)**	**11,896**	**1,412,461**
Interest expense	-	(102,947)	(1,462)	(31)	-	(104,440)
Income tax	-	130,528	-	(3,326)	-	127,202
Net results from subsidiaries to minority interests	-	68,538	1	-	-	68,539
Net profit (loss)	**1,722,393**	**(47,295)**	**(118,957)**	**(64,275)**	**11,896**	**1,503,762**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	For the nine-month period ended 30 September 2008					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
			(in thousand Baht)			
Revenues	-	5,291,103	1,125,815	143,430	(60,576)	6,499,772
Cost of sales and services	-	(4,280,602)	(1,052,202)	(108,858)	8,530	(5,433,132)
Selling and administrative expenses	-	(997,762)	(459,838)	(405,494)	55,891	(1,807,203)
Gain (loss) from operating activities	-	**12,739**	**(386,225)**	**(370,922)**	**3,845**	**(740,563)**
Share of net profits from investments-equity method	6,703,991	80,271	-	-	-	6,784,262
loss on foreign exchange	-	(92,243)	(46)	(25)	2	(92,312)
Other income	-	54,517	27,466	49,339	(904)	130,418
Profit (loss) before interest and tax	**6,703,991**	**55,284**	**(358,805)**	**(321,608)**	**2,943**	**6,081,805**
Interest expense	-	(340,097)	(6,424)	(1,238)	407	(347,352)
Income tax	-	173,859	-	(3,621)	-	170,238
Net results from subsidiaries to minority interests	-	86,469	8	-	-	86,477
Net profit (loss)	**6,703,991**	**(24,485)**	**(365,221)**	**(326,467)**	**3,350**	**5,991,168**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month and nine-month periods ended 30 September 2008 and 2007 (Unaudited)

For the three-month period ended 30 September 2007

	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
				(in thousand Baht))				
Revenues	-	1,396,500	393,603	277,308	-	47,207	(1,871)	2,112,747
Cost of sales and services	-	(1,291,993)	(370,345)	(40,374)	-	(29,054)	1,442	(1,730,324)
Selling and administrative expenses	-	(312,478)	(148,689)	(1,880,124)	-	(61,313)	4,390	(2,398,214)
Loss from operating activities	-	**(207,971)**	**(125,431)**	**(1,643,190)**	-	**(43,160)**	**3,961**	**(2,015,791)**
Share of net profits from investments-equity method	1,476,696	46,292	-	-	-	-	-	1,522,988
Gain on sale of investment in a joint venture	-	5,126,285	-	-	-	-	-	5,126,285
Gain (loss) on exchange rate	-	286,894	(18)	45,373	-	-	-	332,249
Other income	-	26,453	12,245	6,176	-	13,577	(1,134)	57,317
Profit (loss) before interest and tax	**1,476,696**	**5,277,953**	**(113,204)**	**(1,591,641)**	-	**(29,583)**	**2,827**	**5,023,048**
Interest expense	-	(177,382)	(3,429)	(66,946)	-	(17)	330	(247,444)
Income tax	-	(1,954,655)	614	(219,571)	-	(3,207)	-	(2,176,819)
Net results from subsidiaries to minority interests	-	(1,845,072)	-	-	-	-	-	(1,845,072)
Net profit (loss)	1,476,696	1,300,844	(116,019)	(1,878,158)	-	(32,807)	3,157	753,713

SHIN CORPORATION
ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
PUBLIC COMPANY LIMITED

	For the nine-month period ended 30 September 2007							
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
				(in thousand Baht))				
Revenues	-	4,807,960	1,538,426	1,107,826	502,134	140,438	(78,954)	8,017,830
Cost of sales and services	-	(4,126,237)	(1,346,369)	(164,044)	(471,243)	(93,134)	35,743	(6,165,284)
Selling and administrative expenses	-	(1,033,888)	(866,253)	(3,411,582)	(47,399)	(296,430)	44,695	(5,610,857)
Loss from operating activities	-	**(352,165)**	**(674,196)**	**(2,467,800)**	**(16,508)**	**(249,126)**	**1,484**	**(3,758,311)**
Share of net profits from investments-equity method	4,629,005	104,403	-	-	-	-	-	4,733,408
Gain on sale of investment in a joint venture	-	5,126,285	-	-	-	406,835	-	5,533,120
Gain (loss) on exchange rate	-	961,668	(33)	(5,282)	678	3	-	957,034
Other income	-	40,590	48,836	41,156	6,584	30,276	(1,669)	165,773
Impairment loss on goodwill	-	-	-	(446,971)	-	-	-	(446,971)
Impairment loss on concession assets and related assets	-	-	(1,970,153)	-	-	-	-	(1,970,153)
Profit (loss) before interest and tax	**4,629,005**	**5,880,781**	**(2,595,546)**	**(2,878,897)**	**(9,246)**	**187,988**	**(185)**	**5,213,900**
Interest expense	-	(655,518)	(13,516)	(284,612)	-	(2,114)	330	(955,430)
Income tax	-	(2,023,330)	(507)	(369,575)	-	(19,861)	-	(2,413,273)
Net results from subsidiaries to minority interests	-	(1,876,447)	260,886	-	-	-	-	(1,615,561)
Net profit (loss)	**4,629,005**	**1,325,486**	**(2,348,683)**	**(3,533,084)**	**(9,246)**	**166,013**	**145**	**229,636**

The group has separated segment of the telephone network in foreign entities from local entities.

For the satellite and international business segment for the three-month and nine-month periods ended 30 September 2008 and 2007 can be shown financial information by sub-business segments as follows:

For the three-month period ended 30 September 2008

	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht)			
Revenues	1,163,628	149,465	484,647	-	(15,525)	1,782,215
Share of net profits from investment in associate	-	33,089	-	-	-	33,089
Total revenues	**1,163,628**	**182,554**	**484,647**	**-**	**(15,525)**	**1,815,304**
Segment results	**(187,084)**	**16,545**	**142,904**	**(16,684)**	**35,493**	**(8,826)**
Operating loss						**(8,826)**

For the nine-month period ended 30 September 2008

	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht)			
Revenues	3,599,846	386,866	1,363,081	-	(58,690)	5,291,103
Share of net profits from investment in associate	-	80,271	-	-	-	80,271
Total revenues	**3,599,846**	**467,137**	**1,363,081**	**-**	**(58,690)**	**5,371,374**
Segment results	**(449,636)**	**79,179**	**502,719**	**(44,395)**	**5,143**	**93,010**
Operating profit						**93,010**

For the three-month period ended 30 September 2007

	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht)			
Revenues	879,031	62,199	469,543	-	(14,273)	1,396,500
Share of net profits from investment in associate	-	46,292	-	-	-	46,292
Total revenues	**879,031**	**108,491**	**469,543**	**-**	**(14,273)**	**1,442,792**
Segment results	**(426,196)**	**44,495**	**220,803**	**(9,510)**	**8,729**	**(161,679)**
Operating loss						**(161,679)**

	For the nine-month period ended 30 September 2007					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht)			
Revenues	3,040,120	143,327	1,808,948	-	(184,435)	4,807,960
Share of net profits from investment in associate	-	104,403	-	-	-	104,403
Total revenues	**3,040,120**	**247,730**	**1,808,948**	**-**	**(184,435)**	**4,912,363**
Segment results	**(981,140)**	**88,784**	**633,364**	**(12,746)**	**23,976**	**(247,762)**
Operating loss						(247,762)

Revenue and results, based on geographical segments for the satellite and international business segment, in the consolidated financial statements for the three-month and nine-month periods ended 30 September 2008 and 2007 were as follows:

	For the three-month period ended 30 September			
	2008	2007	2008	2007
	Revenue		**Segment results**	
	(in thousand Baht)			
Thailand	688,842	492,894	(179,644)	(117,926)
Cambodia	385,527	296,256	141,943	(4,969)
Lao PDR	157,544	223,566	20,492	181,629
Australia	307,359	242,127	768	(139,319)
Others	276,032	187,949	7,615	(81,094)
Total	**1,815,304**	**1,442,792**	**(8,826)**	**(161,679)**

	For the nine-month period ended 30 September			
	2008	2007	2008	2007
	Revenue		**Segment results**	
	(in thousand Baht)			
Thailand	2,177,027	1,661,911	(697,667)	(654,995)
Cambodia	1,049,022	1,099,184	427,083	176,715
Lao PDR	514,039	857,301	120,141	421,342
Australia	905,064	663,510	191,394	(83,036)
Others	726,222	630,457	52,059	(107,788)
Total	**5,371,374**	**4,912,363**	**93,010**	**(247,762)**

10 Other income

Other income for the three-month periods ended 30 September 2008 and 2007 are a follow:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Interest income	32,777	48,382	13,354	10,562
Others	2,892	11,556	1,749	2,308
Total	**35,669**	**59,938**	**15,103**	**12,870**

Other income for the nine-month periods ended 30 September 2008 and 2007 are a follow:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Interest income	117,326	134,598	46,048	25,730
Others	13,092	31,175	1,962	2,741
Total	**130,418**	**165,773**	**48,010**	**28,471**

11 Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to the equity holders of the Company shareholders by the weighted average number of ordinary shares outstanding during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and nine-month periods ended 30 September 2008.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates are not impacted to the calculation of diluted earnings per share.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The basic earnings per share and the diluted earnings per share are as follows:

	Consolidated financial statements For the three-month periods ended 30 September					
	Net profit attributable to holder of the Company		Weighted average number of shares		Earnings per share	
	2008	2007	2008	2007	2008	2007
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	1,503,762	753,713	3,201,067	3,196,722	0.47	0.24
The effect of dilutive potential shares	-	-	-	2,672	-	-
Diluted earnings per share	**1,503,762**	**753,713**	**3,201,067**	**3,199,394**	**0.47**	**0.24**

	Separate financial statements For the three-month periods ended 30 September					
	Net profit		Weighted average number of shares		Earnings per share	
	2008	2007	2008	2007	2008	2007
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	3,726,947	1,753,404	3,201,067	3,196,722	1.16	0.55
The effect of dilutive potential Shares	-	-	-	2,672	-	-
Diluted earnings per share	**3,726,947**	**1,753,404**	**3,201,067**	**3,199,394**	**1.16**	**0.55**

	Consolidated financial statements For the nine-month periods ended 30 September					
	Net profit attributable to holder of the Company		Weighted average number of shares		Earnings per share	
	2008	2007	2008	2007	2008	2007
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	5,991,168	229,636	3,199,677	3,196,526	1.87	0.07
The effect of dilutive potential shares	-	-	-	2,485	-	-
Diluted earnings per share	**5,991,168**	**229,636**	**3,199,677**	**3,199,011**	**1.87**	**0.07**

	Separate financial statements					
	For the nine-month periods ended 30 September					
	Net profit		Weighted average number of shares		Earnings per share	
	2008	2007	2008	2007	2008	2007
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings per share	7,766,523	3,143,411	3,199,677	3,196,526	2.43	0.98
The effect of dilutive potential shares	-	-	-	2,485	-	-
Diluted earnings per share	**7,766,523**	**3,143,411**	**3,199,677**	**3,199,011**	**2.43**	**0.98**

12 Contingent liabilities and commitments

(a) Concession commitments ITV Public Company Limited ("ITV")

On 7 March 2007, ITV received the letter of termination of the Concession Agreement from the PMO. This caused the following disputes that are currently under the process of consideration.

1. A case of the arbitration institution dispute No. 46/2550 in which ITV is the plaintiff regarding the PMO's unduly termination of the Concession Agreement which was wrongfully performed in breach of the Concession Agreement and against the law, including the arbitration institution dispute No. 1/2550 on 4 January 2007 which is the disputes of the payment of the program penalty fee, interest. Both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

2. A case in which ITV is the defendant whereby the PMO demanded that ITV make the payment of the program penalty fee, interest, approximately totaling Baht 100,000 million in Black Case No. 640/2550. Later, on 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the aforesaid case in order to allow the parties to the Concession Agreement to use the arbitration proceeding for Cases No. 1/2550 and No. 46/2550.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statement, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.

(b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is a joint venture of THCOM, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by Laos PDR and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging within the Laos PDR for 25 years. Currently, Shenington, which is a 51% joint venture of THCOM, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, THCOM has to transfer all of LTC's shares to Laos PDR without any charges. According to the shareholder agreement, LTC is required to invest at least US Dollars 400 million in the projects specified in the agreement within 25 years. As at 30 September 2008, LTC has remaining additional investment of approximately US Dollars 156 million.

(c) Capital commitments

The Group's capital expenditure contracted but not recognized in the consolidated financial statements *(Company: nil)* is as follows:

		Consolidated financial statements	
	Currency	30 September 2008	31 December 2007
		(in thousand)	
Related to iPSTAR project	US Dollars	693	844
	Australian Dollars	2	2
Related to GSM 1800 Network	US Dollars	22,733	35,818

(d) Legal cases

ITV is a defendant in various legal actions, which were occurred before the revocation of the Concession Agreement, from operate a television broadcasting station that court case from doing news and trading. In the opinion of the directors, after taking appropriate legal advice, the outcome of such actions will not give rise to any significant loss. ITV has not recorded any provisions for these legal cases.

The dispute between ITV and the PMO relating to the Concession Agreement

1) The progression of the dispute between ITV and the PMO

Up to the present, ITV filed two the statements of claim to the Arbitration Institute as follows:

1. Black Case No. 1/2550, ITV filed the statement of claim which referred to the penalty for alteration of television programming and interest of overdue concession fee.
2. Black Case No. 46/2550, ITV filed the statement of claim to the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Concession Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, the PMO's claim for ITV for payment of the concession fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

Both statements of claim are in the process of consideration by the Arbitration Institute. The sequence of significant events of the dispute between ITV and the PMO up to 31 December 2007 was disclosed in the financial statements for the year ended 31 December 2007.

However, the progression of the statements of claim between ITV and the PMO started from 1 January to 30 September 2008 are as follows:

On 15 January 2008, the State Legislative Assembly Council Authority announced Thai Public Television Broadcasting Station Act ("TPBS") effective date by law, being 15 January 2008. The Bill granted by the Arbitration Committee nor the judgment given by the Administrative Court on the dispute or case arisen between ITV and the PMO, for which one of the claims ITV made against the PMO to indemnify for damages and grant ITV of the concession right to re-operate the UHF Broadcasting Television Station for the remaining period as specified in the Concession Agreement, shall not be effective. The reason is that all assets including rights, obligations and encumbrance of ITV shall be transferred to the government subject to Section 57, Transitory Provisions of the Bill. Nevertheless, the other claims of ITV made to the PMO to indemnify for damages by paying such damages amount still be valid if the court rules in favourable of ITV lawsuit cases.

2) The contingent liabilities and the accounting recognision of the dispute between ITV and the PMO

After the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO are as follows:

1. In regard of the penalty arising from the alteration of television programming

The said liability has not been recorded in ITV's financial statements since the fact of the Black Case number 640/2550 filed by the PMO demanding that ITV pay the concession fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award granted by the arbitration panel and the final legal proceeding.

2. In regard of the concession fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount

Since quarter ended 31 December 2006, the provision for unpaid concession fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court, as of 13 December 2006 was recorded in the consolidated financial statements. The reason is that ITV proposed condition to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Concession Agreement. Thereafter, in the first quarter of 2007, the PMO did not accept the said payment, it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the concession fee amounting to Baht 2,210 million plus 15% interest per annum. In addition, the Central Administrative Court made the order striking out the case No. 640/2550 in which the PMO demanded that ITV pay the concession fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process by the Concession Agreement to be finalised.

3. Value of undelivered assets

The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. In addition, the Central Administrative Court made the order striking out the said case out from the Case List, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72% of the population in the country without the condition of value of required asset and ITV has complied with such requirement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

ITV is awaiting to hear the arbitral award ruling on the said contingent liabilities for Black Case No. 1/2550 and the compensation of damages arisen from illegal termination of agreement Black Case No. 46/2550. It shall be dependant on the judgment which cannot be predicted.

However, the Group has already recorded provision for unpaid concession fee amounting to Baht 2,891 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 723 million in the consolidated financial statements.

SHIN CORPORATION

(e) Assessment for income tax in India

The Tax Authority in India ('the said Authority') has held that the payments received by THCOM for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis. THCOM did not agree with the decision of the said Authority and followed the appeal process as provided under the Act.

In view of the above, the said Authority has raised the tax demand including surcharge and education cess aggregating to Rs.612.1 million (approximately Baht 479 million) exclusive of interest amounting to Rs.92.7 million (approximately Baht 73 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs.324.9 million (approximately Baht 254 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment the above demand including interest for late payment amounting to Rs.83.2 million (approximately Baht 65 million) (calculated up to the ended of August 2008).

THCOM had received net Withholding Tax Certificates ('WTC') from its Customers until AY 2007-08 for Rs.487.9 million (approximately Baht 382 million). THCOM had also deposited Rs.301 million (approximately Baht 236 million). In October 2008, THCOM paid additional deposit Rs.104 million. As the result, deposit is totally Rs.405 million (approximately Baht 317 million). THCOM put the deposit as non-current assets in the Balance Sheet.

Since the Tax Advisor in India is of the opinion that the income from the TPS is not subject to Tax in India, THCOM did not make any provision for the liability against the balance amount of Rs.220 million (approximately Baht 172 million), payable to the said Authority.

If THCOM receives favourable Order from the Appellate Authority (ies), the entire amount which includes withholding tax together with its interest and deposits with interests shall be refunded and if THCOM can show that there is no concealment of income, the penalty imposed by the Authority for the AY 1998-99 to 2001-02 would be set aside. Similarly, in case of adverse Order, THCOM will be liable to pay the balance amount, with interest at the highest rates of which is not exceeding 1% per month starting from the last day specified for making payment in the notice till date of tax payment. However, even if the Appellate Authority (ies) decides that the income from TPS is a royalty but THCOM did not conceal any income in its income tax returns, the Appellate Authority (ies) may decide to set aside the penalty imposed by the Authority on THCOM.

(f) Obligation from shares buy back options of THCOM

On 23 October 2003, THCOM and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to THCOM, with the condition that THCOM has the first option to purchase these shares. If the offered price per share is greater than the higher of US Dollars 1 or fair market value at offering date, THCOM has the right to refuse. If the offered price per share is the higher of the equal of US Dollars 1 or fair market value at offering date, THCOM has to purchase those shares from Codespace Inc. THCOM believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of THCOM, the value of iPSTAR's shares is higher than US Dollars 1, therefore the Group does not recognise this obligation as its liabilities in these financial statements. As at 30 September 2008, the remaining share option was 1.49 million shares. *(As at 31 December 2007: Baht 1.49 million shares).*

SHIN CORPORATION PUBLIC COMPANY LIMITED

(g) Legal dispute of THCOM

On 30 May 2008, IPSTAR Australia Pty Ltd ("IPA"), a subsidiary of THCOM, sent the Notice of Termination of the Definitive Agreement dated 30 October 2007 to ETT Limited ("ETT"), the National Service Operator (NSO) of the iPSTAR service in Australia, effective on 7 June 2008. ETT argued that the notice of termination was invalid and filed an application for interlocutory relief to the Supreme Court of New South Wales. The Court granted interlocutory relief to ETT for the notice of termination and issued an order that the dispute between IPA and ETT will be referred to arbitration. On 11 August 2008, IPA and ETT reached an agreement to settle their dispute relating to the Definitive Agreement under which obligations under the agreement were terminated. In addition ETT agreed to return to IPA User Terminals currently in its warehouse. In return, IPA agreed to pay the repurchase fee to ETT.

(h) Concession right payable of Digital Phone Company Limited ("DPC")

Pursuant to Total Access Communication Public Company Limited ("DTAC") submitted the disputes to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding Digital Phone Company Limited ("DPC"), a subsidiary of ADVANC, to pay principal and interest according to the Agreement to Unwind the Service Provider Agreement ("Unwind Agreement") for the assignment of the rights to operate the Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, the facilities and equipment, the roaming fee plus interest charge at 9.50% per annum on the overdue payment since the dispute submission date until the full payment is made as details below;

1) Black Case No. 36/2546 for USD 18 million being the fifth installment on 30 June 2003
2) Black Case No. 62/2546 for USD 19 million being the sixth installment on 28 October 2003; and
3) Black Case No. 55/2549 for USD 87 million being the seventh and eighth installment on 5 July 2006.

On 25 March 2008, the Arbitral had a ruling of Arbitral disputes Black Case No. 62/2546 and 55/2549 that DPC should pay DTAC for the total amount of USD 85 million, which is decreased for an approximately USD 21 million from the total claimed amount of USD 106 million. Moreover, the Arbitral ruling ordered an interest rate of 9.50% per annum since the due date until the full payment is made.

On 30 May 2008, DPC and DTAC have reached an agreement to settle and surrender all above cases and claims and terminate the Unwind Agreement as well as waive all their respect rights and release each other from any current and future obligations under the Unwind Agreement including any obligation under the Awards of the cases No. 62/2546 and 55/2549 and DTAC has withdrew the Black Case No. 36/2546 on 3 June 2008 whereby DPC has agreed to pay the concession right payable under the Unwind Agreement previously recorded at Baht 4,739 million to DTAC for the amount of Baht 3,000 million and gain of Baht 1,739 million was recognised as other income. Such other income included in the share of net result in the amount of Baht 519 million.

(i) Concession commitments

Certain subsidiaries and joint ventures have obtained concessions from government agencies, both in Thailand and other countries for the operation of satellite services, internet services and mobile telephone networks. Under the terms of the concessions, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

(j) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancelable operating leases as at 30 September 2008 and 31 December 2007 (Company: nil) are as follows:

	Consolidated financial statement	
	30 September 2008	31 December 2007
	(in thousand Baht)	
Not later than 1 year	179,104	184,660
Later than 1 year and not later than 5 years	380,980	346,570
Later than 5 years	106,871	87,020
	666,955	**618,250**

(k) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC"), a joint venture of THCOM, entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

13 Significant event of ADVANC Group

13.1 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission (NTC) regarding the use and interconnect of telecommunication network 2006 (B.E. 2549) , ADVANC has entered into an interconnection (IC) agreement with Total Access Communication Public Company Limited ("DTAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC. However, ADVANC did not charge the IC service to both parties in 2007. During the first to the third quarter of 2007, ADVANC did not record transactions relating to the IC service in the interim financial statements since TOT Public Company Limited ("TOT"), the grantor of concession, sent a letter to ADVANC informing that ADVANC is not the licensee who owns the network and ADVANC has no right to enter into the IC agreement per the NTC announcement.

On 31 August 2007, TOT has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to ADVANC informing that ADVANC should wait for the final judgment of the Administrative Court. Should ADVANC undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise ADVANC's related actions and ADVANC must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, ADVANC's management is of the opinion that non-compliance by ADVANC with the IC agreements shall be deemed violating the said NTC announcement. Therefore, ADVANC has decided to comply with the IC agreements in line with the current legal provisions. ADVANC charged TAC and Truemove for the IC services rendered in 2007 and recorded all transactions relating to the IC charges under the IC agreements in the financial statements for the year ending 31 December 2007.

According to the Concession agreement to operate cellular mobile telephone service, ADVANC has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, ADVANC had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, ADVANC anticipated entering into a negotiation with TOT in relation to a calculation method of the revenue sharing. ADVANC calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of NTC and a negotiation between TOT and ADVANC. ADVANC will make adjustment in the financial statement in the period when the issue has been agreed. ADVANC's management is certain that it will not incur significant expense more than the revenue sharing amount which ADVANC has recorded.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

13.2 Significant event of ADVANC and DPC

ADVANC

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

* "… since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

* The above clauses in "…" represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
PUBLIC COMPANY LIMITED

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

** "...the assignment of the rights and duties by Total Access Communication Public Company Limited ("DTAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and DTAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

** The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

13.3 Significant commercial dispute and litigations

ADVANC

Between ADVANC and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT submitted a dispute Black Case No. 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding ADVANC to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the rulings of the Arbitration Panel shall have no impact to the financial statements of ADVANC because ADVANC's management understands that this amount is the same as an excise tax that ADVANC had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, ADVANC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that ADVANC has fully complied with the Cabinet's resolution and ADVANC's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited ("DPC")

1) On 9 January 2008, CAT Telecom Public Company Limited ("CAT") submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

   At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the management believes that the rulings of the Arbitration Panel shall have no impact on DPC's financial statements and the consolidated financial statements of ADVANC because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, DPC has fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT Public Company Limited ("TOT"), CAT Telecom Public Company Limited ("CAT") Digital Phone Company Limited ("DPC"), a subsidiary, and True Move Company Limited ("True Move") by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as Total Access Communication Public Company Limited ("DTAC") had received from TOT.

   On 12 October 2006 TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

   On 29 July 2008, CAT submitted a dispute no. black 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th -10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

   At present, DPC is preparing to submit an opposition to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office. According to arbitration procedures, the proceedings of which shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 122 million which DPC has recorded as concession fee payable in its financial statement but has not recorded the penalty for overdue payment. The management believes that the rulings of the Arbitration Panel of the said dispute shall have no material impact to the consolidated financial statements of the ADVANC.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT has submitted the Black Case no. 1245/2551 to the Civil Court against ADVANC as the defendant No.1 and AIN, a subsidiary of ADVANC, as the defendant No.2 requesting ADVANC and the subsidiary to pay compensation for damage plus 7.5% interest per annum up to the date of case submission equaling to Baht 130 million. The reason in a case is to change traffic of the international direct dialing service by ADVANC and the subsidiary during 1-27 March 2007 through ADVANC subscriber by using the symbol "+" dialing from no.005 of the subsidiary, instead of No. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted the revision of petition to adjust compensation for Baht 583 million because CAT has damaged consecutively until 7 March 2008.

At present, the said case is under the court process. The management of ADVANC believes that the result of the said case shall have no material impact to financial statements of ADVANC. Further reason, the symbol "+" is an international symbol, which no one can possess. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialing operator. So, ADVANC has not infringed and made damage to CAT.

14 Bank guarantees

As at 30 September 2008, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 631.24 million, USD 43.77 million *(As at 31 December 2007: Baht 571.52 million, USD 44.62 million and AUD 0.03 million)* on a consolidated basis.

15 Dividend paid

The general shareholder's meeting on 22 April 2008 and the board of director on 14 August 2008, passed the resolution to approve the annual and interim dividend payments as follows:

	For the operation result of	Dividend ratio *(Baht/share)*	Total dividend *(million Baht)*
The general shareholder's resolution			
1) 2007 Annual dividend payment	1 January 2007 - 31 December 2007	0.30	960
2) Interim dividend	1 January 2008 - 10 April 2008	1.25	4,001
The board of director's resolution			
3) Interim dividend	11 April 2008 - 13 August 2008	1.15	3,681
	Total	**2.70**	**8,642**

16 Reclassification of accounts

Certain accounts in the 2007 interim financial statements have been reclassified to conform to the presentation in the 2008 interim financial statements.

END

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SHIN CORPORATION PUBLIC COMPANY LIMITED